2023 BADGER METER
ANNUAL REPORT

OVERVIEW

OUR COMPANY

With more than a century of water technology innovation, Badger Meter® (NYSE:BMI) is a global provider of industry leading water solutions encompassing flow measurement, quality and other system parameters. These offerings provide our customers with the data and analytics essential to optimize their operations and contribute to the sustainable use and protection of the world's most precious resource.

December 31,	2022	2023	% Change
Operations (dollars in thousands)			
Net Sales	$ 565,568	$ 703,592	24.4
Operating Earnings	$ 87,295	$ 118,049	35.2
Net Earnings	$ 66,496	$ 92,598	39.3
Diluted per Common Share Amounts			
Diluted Earnings	$ 2.26	$ 3.14	38.9
Cash Dividends	$ 0.85	$ 0.99	16.5
Year-End Financial Position (dollars in thousands)			
Total Assets	$ 603,047	$ 716,919	
Net Cash (Debt)[1]	$ 138,052	$ 191,782	
Shareholders' Equity	$ 442,422	$ 516,482	
Other			
Free Cash Flow[2]	$ 76,560	$ 98,114	
Number of Employees	1,976	2,140	



Net Sales
(in millions)



Net Earnings
(in millions)



Diluted EPS

Dividends per Share

[1] Net cash (debt) equals cash and cash equivalents less any short and long term debt.

[2] See last page for reconciliation of GAAP to non-GAAP measures, including free cash flow.

A MESSAGE TO OUR SHAREHOLDERS

Kenneth C. Bockhorst
Chairman, President and
Chief Executive Officer

Our success in delivering innovative and comprehensive solutions to preserve and protect the world's most precious resource resulted in another record-breaking year for Badger Meter. With exceptional customer service and strong execution by our teams across the globe, we were able to surpass $700 million in revenues, expand margins, generate record cash flow and increase our annual dividend for the 31st consecutive year, enabling strong returns for shareholders.

This year marks my fifth anniversary as CEO of Badger Meter. It is a natural time to assess our strategy, evolution and results. The Badger Meter team has done a tremendous job successfully evolving a good business into a great one by developing and executing our comprehensive growth strategy. This evolution and performance create a strong foundation for future growth as we continue to make investments in innovation, software, production capacity and acquisitions to build on the differentiated value we deliver to customers to address the myriad of challenges faced by the water industry.

While the word "meter" is a part of the Badger Meter name, and remains a prominent element of our offering, our evolution and the growth we have had - and will continue to deliver - goes far beyond the meter.

The macro challenges of labor shortages, aging infrastructure, regulation, compliance, water conservation and climate events continue to drive much needed investment into critical water systems. The broad suite of Badger Meter customizable solutions spanning metering, sensors, instruments, communication, software and support offerings is uniquely positioned to serve the evolving needs of our utility and other customers.

The total available market for smart water globally is valued at approximately $20 billion - giving Badger Meter ample opportunity to continue to grow and expand these offerings in our core U.S. market as well as other select regional markets across the globe. It also gives us opportunities to add to our portfolio of solutions with other sensors and hardware-enabled software via organic innovation and disciplined M&A investments.

At its core, our suite of solutions aids customers in capitalizing on the data and insights from hardware offerings across the water ecosystem to drive operational value. This includes:

• Improving efficiency - optimizing operations and situational awareness

• Building resiliency - improving the ability to plan, predict and react to water events

• Enabling sustainability - reducing water loss and engaging consumers

This solution suite follows our "choice matters" customer mantra and spans smart measurement hardware, reliable communications, data and analytics software as well as ongoing support and expertise.

Our smart measurement hardware encompasses the industry's broadest range of products, providing each customer the ability to tailor solutions to best meet their needs. For example, we provide a variety of metering technologies including both mechanical and ultrasonic meters for flow measurement data. Our water quality monitoring solutions include both optical sensing and electrochemical instruments that provide real-time, on-demand data parameters. We also provide high frequency and other pressure, network monitoring and acoustic leak detection hardware that add valuable real-time monitoring data.

Our broad range of communication solutions provide customers with a choice of industry-leading options for communicating the valuable data collected from their installed hardware. Utilities leverage our highly reliable, infrastructure-free ORION® Cellular network offerings to make their data communication more efficient, scalable and secure.

Another critical component of our suite of solutions is our software. Our comprehensive and tailorable digital software provides the insights and analytics that are critical to the holistic management of our customers' water systems. The integrated EyeOnWater® consumer engagement app provides end-users the power to manage their water usage and identify potential leaks with visualization and configurable notifications.

Finally, we operate as true partners providing training, project management, technical support and other collaborative services for customers.

We remain committed to evolving our strategies and suite of solutions to meet the needs of customers today and into the future.

ADVANCING OUR COMMITMENT TO CORPORATE RESPONSIBILITY

Sustainability is an essential part of our vision and culture, and we take our responsibility to all stakeholders seriously. We enable sustainability by developing solutions that preserve and protect the world's most precious resource - water. And we promote sustainability by working to reduce our impact on the environment. This alignment of responsibilities is demonstrated in both our strong financial and sustainability performance.

In 2023, we continued to make progress on our corporate responsibility journey. In summary:

- We published our 2022 sustainability report outlining the progress on the most impactful ESG matters and added new disclosure enhancements, including employee engagement feedback as well as tax and political spending transparency.

- We achieved both absolute and intensity reductions in greenhouse gas (GHG) emissions in 2022, and in 2023 set a new, more aggressive target of 50% intensity reduction by 2030 (from the 2020 baseline).

- We completed our first CDP Climate Change survey, providing added transparency to our climate-related risks and opportunities.

We made progress on our ESG-related "SMART" goals, which are an important element to our annual performance assessment. These include employee safety, minimizing regrettable turnover and reducing GHG emissions. Goals are cascaded throughout the organization to ensure alignment and accountability.



- Safety remains a top ESG priority and our goal for Total Case Incident Rate (TCIR) is zero. In 2023, global TCIR declined to 0.40 from 0.59 in 2022 and 0.75 in 2021. While we are proud of our trendline in performance, most notably in relation to industry averages, we recognize there is always more work to be done.
- Despite a still challenging U.S. labor market, our regrettable turnover decreased in 2023 to 8.3% compared to 10.0% in 2022 and 9.6% in 2021. We completed our third annual global engagement survey in 2023 as part of our continuous improvement process to enable positive change and increase employee engagement.
- Our preliminary 2023 GHG emissions reflect further intensity reductions based on the execution of our action plans across the organization.

In summary, I am proud of the way employees around the world are coming together to embrace our vision and our culture of responsibility.

- **24%** Sales Growth
- **20.8%** EBITDA Margin[1]
- **39%** EPS Growth
- **106%** Free Cash Flow Conversion[1]

RECORD FINANCIAL RESULTS

In 2023, we remained committed to the formula that has led to our success: focusing on our customers, offering innovative and differentiated technologies, and driving operational excellence. Despite the continuation of external economic and geopolitical challenges, we delivered record 2023 financial performance.

- Total sales in 2023 were $703.6 million, an increase of 24% compared to $565.6 million in 2022. Sales into the utility water sector grew 28% reflective of the continued market adoption of smart water advanced metering infrastructure (AMI) solutions, water quality monitoring and BEACON® SaaS offerings. Flow instrumentation sales increased 7% over 2022 with a continuing focus on water-related applications.
- Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) of $146.0 million[1] increased 29% year-over-year as favorable product mix, higher volumes, the benefit of value-based pricing actions and continued leverage of selling, engineering and administrative expenses as a percentage of revenues enabled us to improve EBITDA margins by 70 basis points to 20.8%[1].
- Fiscal 2023 EPS was $3.14, a 39% increase from the $2.26 delivered in 2022.
- We generated free cash flow of $98.1 million[1], representing 106%[1] conversion of net earnings into cash due to our strong earnings foundation and continued solid working capital management. We finished 2023 with $191.8 million of cash and cash equivalents.

[1] See last page for reconciliation of GAAP to Non-GAAP financial metrics.

DISCIPLINED CAPITAL ALLOCATION
DRIVING LONG-TERM RETURNS

Strong cash flow is the currency we use to measure our success, affording us ample opportunities to further accelerate our strategy and unlock incremental growth potential. Our capital allocation priorities remain unchanged and include investments in organic growth, dividends and attractive acquisitions.

- In 2023 we increased our annual dividend rate by 20% to $1.08 per share. This marks the 31st consecutive year of annual dividend increases.

- We invested capital to extend our manufacturing output, added automation, test equipment and capacity to better serve our growing customer base.

- We completed the acquisition of Syrinix in January 2023. Additionally, in early January 2024, we acquired select remote water monitoring hardware and software assets to further add to the suite of solutions our customers value.

Looking ahead, we will remain active in identifying and pursuing strategic acquisitions, utilizing our strong balance sheet and cash flow capabilities to create long-term returns for shareholders.

FINAL THOUGHTS

As I look back on my five-year milestone, I am proud of the efforts of the Badger Meter team in successfully evolving the business, executing our winning growth strategy and delivering tangible results. This powerful formula for value creation enables Badger Meter to make a real difference in delivering value for customers, exceptional careers for our employees and results for our shareholders.

As we look ahead to 2024, I'm confident and excited. We have strong momentum and our teams around the world are united by our vision and culture. We remain focused on enabling sustainability-driven outcomes for customers and driving strong shareholder returns while protecting the world's most precious resource.

Sincerely –

Ken Bockhorst
Chairman, President and
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____to_____

Commission File No. 001-06706

BADGER METER, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	**39-0143280**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4545 W. Brown Deer Road	
Milwaukee, Wisconsin	**53233**
(Address of principal executive offices)	(Zip code)

(414) 355-0400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock	BMI	New York Stock Exchange
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Smaller reporting company	☐
Accelerated filer	☐	Emerging growth company	☐
Non-accelerated filer	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: As of June 30, 2023, the aggregate market value of the shares of Common Stock held by non-affiliates of the Registrant was approximately $4.30 billion. For purposes of this calculation only, (i) shares of Common Stock are deemed to have a market value of $147.56 per share, the closing price of the Common Stock as reported on the New York Stock Exchange on June 30, 2023, and (ii) each of the Company's executive officers and directors is deemed to be an affiliate of the Company.

As of January 31, 2024, there were 29,352,121 shares of Common Stock outstanding with a par value of $1 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of the registrant's fiscal year, are incorporated by reference from the definitive Proxy Statement into Part III of this Annual Report on Form 10-K.

Special Note Regarding Forward Looking Statements

Certain statements contained in this Annual Report on Form 10-K, as well as other information provided from time to time by Badger Meter, Inc. (the "Company") or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate," "believe," "estimate," "expect," "think," "should," "could" and "objective" or similar expressions are intended to identify forward looking statements. All such forward looking statements are based on the Company's then current views and assumptions and involve risks and uncertainties. Some risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward looking statements include those described in Item 1A of this Annual Report on Form 10-K for the year ended December 31, 2023.

<center>PART I</center>

ITEM 1.   BUSINESS

Badger Meter, Inc. (the "Company") is a leading innovator, manufacturer and marketer of products incorporating flow measurement, quality, control and other system solutions serving markets worldwide. The Company was incorporated in 1905.

Throughout this 2023 Annual Report on Form 10-K, the words "we," "us" and "our" refer to the Company.

Available Information

The Company's internet address is http://www.badgermeter.com. The Company makes available free of charge through its website its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, on the same day they are electronically filed with, or furnished to, the Securities and Exchange Commission. The Company is not including the information contained on or available through its website as a part of, or incorporating such information by reference into, this Annual Report on Form 10-K.

Market Overview, Products and Solutions

With more than a century of water technology innovation, Badger Meter is a global provider of industry leading water management solutions, with nearly 95% of net sales derived from water-related applications. These tailorable solutions encompass smart measurement hardware, reliable communications, data and analytics software as well as ongoing support and expertise essential to optimize customers' operations and contribute to the sustainable use and protection of the world's most precious resource.

The Company's smart measurement hardware is primarily comprised of the following product families:

- meters that measure the flow of water and other fluids and are known for accuracy, long-lasting durability and for providing valuable and timely flow measurement data.

- water quality monitoring solutions, including optical sensing and electrochemical instruments that provide real-time, on-demand data parameters.

- high frequency pressure and acoustic leak detection hardware that provides real-time monitoring data.

The Company's broad range of communication solutions include the ORION® branded family of radio endpoints, providing customers with a choice of industry-leading options for communicating data from hardware into usable applications.

The Company's hardware-enabled software provides the insights and analytics critical to the holistic management of our customers' water systems. These digital solutions increase visibility, empowering customers to monitor system performance and make decisions aiding efficiency, resiliency, and sustainability.

The Company also provides training, project management, technical support and other collaborative services for customers.

The Company's solutions fall into two product lines: sales of meters, water quality sensors and other hardware, communication, and software and related technologies, to water utilities (utility water) and sales of meters, other sensing instruments, valves, software and other solutions to commercial and industrial customers, including water related applications (flow instrumentation).

<u>Utility Water Product Line (approximately 85% of Net Sales in 2023)</u>

Utility water smart metering solutions are comprised of water meters along with the related radio and software technologies and services used by water utilities as the basis for generating their water and wastewater revenues, enabling operating efficiencies and engaging with their end consumers. This product line further comprises other instruments and sensors used in the water distribution system to ensure the safe and efficient delivery of clean water. These sensors are used to detect leaks and to monitor various water quality parameters throughout the distribution system. The largest geographic market in which the Company operates is North America, primarily the United States. The majority of water meters sold are mechanical in nature, with increasing adoption over time of ultrasonic (static) metering technology due to a variety of attributes, including their ability to maintain measurement accuracy over their useful life.

Utility water meters (both residential and commercial sizes) are generally classified as either manually read meters or remotely read meters via radio technology. A manually read meter consists of a water meter and a register that provides a visual totalized meter reading. Meters equipped with radio technology (endpoints) receive flow measurement data from battery-powered encoder registers attached to the water meter, which is encrypted and transmitted via radio frequency to a receiver that collects and formats the data appropriately for water utility usage and billing systems. These remotely read systems are classified as either automatic meter reading (AMR) systems, where a vehicle equipped for meter reading purposes collects the data from the utilities' meters, or advanced metering infrastructure (AMI) systems, where data is gathered utilizing a network (either fixed or cellular) of data collectors or gateway receivers that are able to receive radio data transmission from the utilities' meters. Among other benefits, AMI systems eliminate the need for utility personnel to drive through service territories to collect data from the meters and provide utilities with more frequent and diverse data from their meters at specified intervals.

The ORION® family of endpoints offers water utilities a choice of industry-leading options for communicating meter reading and event data. ORION Cellular endpoints power our Network as a Service (NaaS) approach to AMI, eliminating the need for the utility to install or maintain infrastructure, enabling rapid or gradual deployment, and enhancing network reliability. ORION mobile read endpoints support customers looking to deploy an AMR solution.

Information and analytics are critical to the smart water ecosystem. The Company's BEACON® Software as a Service (SaaS), amongst others, improves utility visibility to their water and water usage. BEACON is a secure, cloud-hosted software suite that includes a customizable dashboard and has the ability to establish alerts for specific conditions. It also allows for consumer engagement tools that permit end water users (such as homeowners) to view and manage their water usage activity. Benefits to the utility include improved customer service, increased visibility through faster leak detection, the ability to promote and quantify the effects of its water conservation efforts, and easier compliance reporting.

Water meter replacement and the adoption and deployment of new technologies comprise the majority of smart water product sales, including radio products. To a much lesser extent, housing starts also contribute to sales annually. The industry continues to undergo a conversion from manually read water meters to meters with radio technology, and for AMR systems to be upgraded to digital AMI solutions. The Company estimates that approximately one-third of water meters installed in the United States have been converted to AMI systems.

In addition, the Company provides various other hardware, instruments and sensors, and related software, to enhance the scope and breadth of connected data valuable to a water utility's operation. This includes water quality monitoring solutions utilizing optical sensors and electrochemical instruments that measure a variety of parameters including turbidity, pH, chlorine, nitrates and approximately 40 others. Utilizing these solutions, water quality can be monitored continually or periodically throughout the network from its original source to the point in which it is recycled and returned. Real-time water quality parameters enhance the scope of actionable data for water utilities to improve operational security, awareness and efficiency. It also includes high frequency pressure and leak detection sensors that provide real-time alarms and event location triangulation to aid operators in responding to burst pipe and other leak events quickly, reducing water loss and system downtime. The data and insights collected from these additional operational sensors are often conveyed by cellular networks and can be leveraged alongside of the metering data within BEACON to unlock powerful insights about the operations of a customer's distribution network.

The Company's net sales and corresponding net earnings depend on unit volume and product mix, with the Company generally earning higher average selling prices and margins on meters coupled with radio technology, software, water quality monitoring and on ultrasonic compared to mechanical meters.

<u>Flow Instrumentation Product Line (approximately 15% of Net Sales in 2023)</u>

The flow instrumentation product line primarily serves water applications throughout the broader industrial market, with both standard and customized solutions. This product line includes meters, valves and other sensing instruments sold worldwide to measure and control the quantity of fluids, including water, air, steam, and other liquids and gases. These products, oftentimes leveraging the same technologies used in utility water, are used in a variety of industries and applications, with the Company's primary market focus being water/wastewater, heating, ventilating and air conditioning (HVAC) and corporate sustainability. Flow instrumentation products are generally sold through manufacturers' representatives and original equipment manufacturers as the primary flow measurement device within a product or system. Specialized communication protocols that control the entire flow measurement process and mandatory certifications drive these markets.

The industries served by the Company's flow instrumentation products face accelerating demands to contain costs, reduce product variability, and meet ever-changing safety, regulatory and sustainability requirements. To address these challenges, customers must reap more value from every component in their systems. This system-wide scrutiny has heightened the focus on flow instrumentation and water quality monitoring in wastewater treatment, industrial process, building automation and precision engineering applications where flow measurement, quality and control are critical.

The Company offers one of the broadest flow measurement, control and communication portfolios in the market. Customers rely on the Company for application-specific solutions that deliver accurate, timely and dependable flow data and control essential for product quality, cost control, safer operations, regulatory compliance and more sustainable operations.

Customers and Competition

The Company's products are sold throughout the world through employees, resellers and representatives, with utility water sales largely via a direct salesforce and regional distributors, and flow instrumentation sales largely via representatives and distributors. No single customer accounts for more than 10% of the Company's sales.

The Company faces competition for both its utility water and flow instrumentation product lines. Major competitors for utility water meters include Roper Technologies, Inc. ("Neptune") and Xylem, Inc. ("Sensus"). Together with Badger Meter, it is estimated that these companies sell roughly 85% of the water meters in the North American market. The remaining market share is comprised of competitors such as Master Meter, Inc., Mueller Water Products, Inc., Kamstrup A/S and Diehl Metering GmbH depending on the metering technology.

The Company's primary competitors for utility water radio products in North America are Hubbel, Inc. (Aclara Technologies), Itron, Inc., Neptune and Sensus.

The Company's primary competitors for water quality monitoring solutions vary depending on the products and offerings. Traditional water quality monitoring relies on reagents or test kits, along with lab samples with waiting time for results. The number and scale of competition can be extensive. The Company's online, real-time water quality monitoring capabilities generally compete with smaller, specialized firms.

A number of the Company's competitors in certain markets have greater financial resources than the Company. The Company, however, believes it currently provides the leading technologies in water meters and water-dedicated radio and software solutions. As a result of significant research and development activities, the Company enjoys favorable patent positions and trade secret protections for several of its technologies, products and processes.

There are many competitors in the flow instrumentation markets due to the various end markets and applications served. They include, among others, Emerson Electric Company, Krohne Messtechnik GmbH, Endress+Hauser AG, Yokogawa Electric Corporation and Cameron International. With a broad portfolio of meter technologies, the Company is well positioned to compete in niche, specialized applications primarily focused on water/wastewater and HVAC.

Raw Materials and Components

Raw materials used in the manufacture of the Company's products include purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, microprocessors and other electronic subassemblies, and components. There are multiple sources for these raw materials and components, but the Company relies on single suppliers for certain brass castings, resins and electronic subassemblies. The Company believes these items would be available from other sources, but that the loss of certain suppliers may result in a higher cost of materials, delivery delays, short-term increases in inventory and higher quality control costs. The Company carries business interruption insurance generally.

The Company's purchases of raw materials are based on production schedules, and as a result, inventory on hand is generally not exposed to price fluctuations. World commodity markets and currency exchange rates may also affect the prices of material purchased in the future. The Company does not hold significant amounts of precious metals.

Research and Development

Expenditures for research and development activities related to development of new products, the improvement of existing products and manufacturing process improvements were $19.0 million in 2023, $15.8 million in 2022 and $14.7 million in 2021. Research and development activities are primarily sponsored by the Company. The Company also engages from time to time in joint research and development with other companies and organizations.

Intangible Assets

The Company owns or controls several trade secrets and many patents, trademarks and trade names in the United States and other countries that relate to its products and technologies. No single patent, trademark, trade name or trade secret is material to the Company's business as a whole.

Environmental Protection

The Company is subject to contingencies related to environmental laws and regulations. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance control provisions and regulations during 2023, 2022 and 2021 were not material.

Government Regulations

The Company's operations worldwide are subject to various federal, state, local and foreign laws and regulations. Whether at the federal, state, or local level, the intent of these laws and regulations is to protect product safety, public health and the environment. Similar laws and regulations have been adopted by government authorities in other countries in which we manufacture, distribute, and sell our products.

The Company believes that its operations, including its manufacturing locations, are in substantial compliance with all applicable government laws and regulations, including those related to environmental, consumer protection, international trade, labor and employment, human rights, tax, anti-bribery and competition matters. Any additional measures to maintain compliance are not expected to materially affect the Company's capital expenditures, competitive position, financial position or results of operations.

There are currently no legislative or administrative regulations pending which we anticipate will have a substantial adverse impact on the Company's revenues, earnings or cash flows. However, if new or amended laws or regulations impose significant operational restrictions and compliance requirements upon the Company or its products, the Company's business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted. Refer to Part I, Item 1A. "Risk Factors" of this 2023 Annual Report on Form 10-K for further information.

Human Capital Resources

Our employees are our greatest strength and are critical to the achievement of our vision and successful execution of our global business strategy. We are committed to recruiting, developing and retaining top talent, in addition to fostering an inclusive environment where all employees can thrive.

The Company and its subsidiaries employed 2,140 persons at December 31, 2023. Approximately 117 of those employees are covered by a collective bargaining agreement with District 10 of the International Association of Machinists. The Company currently operates under a three-year contract with the union, which expires on October 31, 2025. The Company believes it has good relations with the union and its employees.

The below information strives to provide further details on our core values and the key programs and initiatives we utilize to attract, develop and retain a diverse and engaged workforce:

Core Values. Living our core values is at the heart of Badger Meter's culture. Our global employee engagement survey consistently measures this sentiment and our employees highly rate our adherence to our stated company values. Our culture prioritizes trust, responsibility, collaboration, excellence and customer focus. The first of these, trust, calls for us to act honestly, ethically and with integrity. We maintain a formal ethics and compliance program that encourages doing the right thing at all times. As part of this program, all ethical and legal concerns raised by employees are fully investigated and resolved. Employees have the ability to raise concerns confidentially through our Ethics Hotline, without fear of retaliation. Employee training is used to reinforce our values companywide, and our annual ethics and compliance training is administered globally with nearly 100% completion by eligible employees. In addition to trust, our values include a focus on diversity, equity, and inclusion, as well as continuous improvement and environmental responsibility.

Recruitment, Development and Retention. In addition to market competitive compensation and benefits, we focus on open, two-way communication, training and development and early talent pipeline programs, among other activities to attract and retain key talent:

- We focus on the physical, mental and financial wellbeing of our employees and this is reflected in our employee benefit offerings. We offer employee assistance and work life benefits to all global employees. Our comprehensive benefits include healthcare, disability and life insurance, paid time off, and various leave programs, as well as retirement savings plans and financial advisory services.
- We invest in the growth and development of our employees, offering a range of all employee, managerial, and leader training that spans on-demand, virtual, and live instructor-led formats.
- We offer flexible, remote work and part-time arrangements, as business roles permit.
- Our regrettable turnover decreased to 8.3% in 2023, compared to 10.0% in 2022, and 9.6% in 2021. A stabilizing labor market in the US was the primary driver of the decrease.
- We implemented our third annual global employee engagement survey in 2023, with over 93% of all global employees voluntarily participating. The 2023 survey showed improvement in many areas, as a result of our targeted engagement action plan and commitment to continuous improvement. We will continue to utilize feedback received from the survey to identify meaningful actions targeted at fostering improvement in employee engagement, including pulse surveys to monitor effectiveness of action plans.

Diversity, Equity and Inclusion. We believe that developing a diverse and inclusive business makes us and society stronger, energizes our growth through customer engagement and helps us attract and retain talent:

- We maintain a Human Rights policy, Equal Employment Opportunity policy and partner with a variety of recruiting and hiring agencies focused on diverse candidates.
- Currently, 36% of our executive officer group is diverse (three women, one Southeast Asian).
- We conduct an external pay equity analysis on an annual basis, with no findings requiring adjustments.
- We have a dedicated DEI team focused on fostering diversity, equity and inclusion across our global workforce.
- We are a signatory to the Equality Act, supporting LGBTQ rights.
- We actively participate as part of the Metropolitan Milwaukee Association of Commerce (MMAC) Diversity Pledge, a commitment to increasing diversity representation in the workforce.
- The following provides the percentage of certain employee demographic details aligned with the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) reporting frameworks:

	2023	2022
Females in the workforce, globally	40%	40%
Female representation in management, globally	28%	27%
Female representation in manufacturing, globally	51%	51%
Female representation on the Board of Directors	33%	30%
Minorities in the U.S. workforce	32%	30%
Minority representation in U.S. management	15%	12%
Minority representation in U.S. manufacturing	56%	54%

Employee Rights, Health and Safety. The safety and health of our employees is a top priority. In addition to on-the-job safety, we take a holistic view of employee health and well-being, including our multifaceted wellness program, B|Well, which aims to provide information, activities, support and rewards for smart and healthy choices.

- Safety, as measured by our global Total Case Incident Rate (TCIR), was 0.40 in 2023, compared to 0.59 in 2022, and 0.75 in 2021. Our goal is zero. While we are proud of our performance in 2023, most notably in relation to industry averages, we recognize there is more work to be done.
- Badger Meter's Human Rights Policy outlines our commitment to respecting and supporting internationally recognized human rights and freedoms.
- We provide an Employee Assistance Program (EAP) and mental health coverage.

Community and Social Activities. Through both financial contributions and volunteer efforts of our employees, Badger Meter supports programs and organizations that address water conservation and quality, education and community concerns which are all vital to community sustainability.

Information about the Company's Executive Officers

The following table sets forth certain information regarding the Executive Officers of the Registrant.

Name	Position	Age at 2/28/2024
Kenneth C. Bockhorst	Chairman, President and Chief Executive Officer	51
Robert A. Wrocklage	Senior Vice President — Chief Financial Officer	45
Karen M. Bauer	Vice President — Investor Relations, Corporate Strategy and Treasurer	56
Fred J. Begale	Vice President — Engineering	59
William R. A. Bergum	Vice President — General Counsel and Secretary	59
Sheryl L. Hopkins	Vice President — Human Resources	56
Richard Htwe	Vice President — Global Operations	57
Lars Bo Kristensen	Vice President — Global Flow Instrumentation and International Utility	58
Kimberly K. Stoll	Vice President — Sales and Marketing	57
Matthew L. Stuyvenberg	Vice President — Software and Water Quality	41
Daniel R. Weltzien	Vice President — Controller	45

There are no family relationships between any of the executive officers. Officers are elected annually at the first meeting of the Board of Directors (the "Board") held after each annual meeting of the shareholders. Each officer holds office until his or her successor has been elected or until his or her death, resignation or removal. There is no arrangement or understanding between any executive officer and any other person pursuant to which he or she was elected as an officer.

Mr. Bockhorst was elected President in April 2018, Chief Executive Officer in January 2019 and Chairman in January 2020 after serving as Senior Vice President - Chief Operating Officer for the Company from October 2017 to April 2018.

Mr. Wrocklage was elected Vice President – Chief Financial Officer and Treasurer in 2019 and Senior Vice President – Chief Financial Officer in January 2020 after serving as Vice President - Finance for the Company from August 2018 to December 2018.

Ms. Bauer was elected Vice President - Investor Relations, Corporate Strategy and Treasurer effective June 2019. She joined Badger Meter in July 2018 as Director, Investor Relations and Corporate Strategy. In her role she also oversees the Company's ESG (Environmental, Social & Governance) initiatives.

Mr. Begale has served as Vice President - Engineering for more than five years.

Mr. Bergum has served as Vice President - General Counsel and Secretary for more than five years.

Ms. Hopkins was elected Vice President - Human Resources in October 2020. Prior to joining the Company, Ms. Hopkins served as Vice President of Human Resources for ADVENT from April 2019 to October 2020 and Senior Vice President of Human Resources for Runzheimer International from July 2010 to March 2018. Previously, she held roles of increasing responsibility at Eaton Corporation and other multinational public companies.

Mr. Htwe was elected Vice President - Global Operations in January 2023. Prior to joining the Company, Mr. Htwe served as Vice President of Global Operations for Emerson Commercial and Residential Solutions for its InSinkErator business unit from January 2022 to December 2022 and Vice President of Operations for Wahl Clipper Corporation from March 2013 to December 2021. Previously, he held roles of increasing responsibility at Oshkosh Corporation.

Mr. Kristensen was elected Vice President - Flow Instrumentation and International Utility in December 2022. Prior to joining the Company, Mr. Kristensen served as Group CEO for Agramkow Fluid Systems from October 2020 to November 2022. Additionally, Mr. Kristensen spent 20 years with Kamstrup, holding various international management roles, including General Manager for Kamstrup Water Metering, LLC and Senior Vice President of North America.

Ms. Stoll has served as Vice President - Sales and Marketing for more than five years.

Mr. Stuyvenberg was elected Vice President – Water Quality in January 2022 and Vice President - Software and Water Quality in January 2023. Mr. Stuyvenberg joined Badger Meter in April 2007 as Mechanical Engineer of Applied Research and has since held roles of increasing responsibility, including Manager of Mechanical Engineering and Director of Utility Engineering.

Mr. Weltzien was elected Vice President – Controller in March 2019.

Foreign Operations and Export Sales

The Company sells its products and software through employees, resellers and representatives throughout the world. Additionally, the Company has sales, distribution and manufacturing facilities in Neuffen, Germany and Vienna, Austria; sales and customer service offices in Mexico, United Kingdom, Singapore, China, United Arab Emirates and other similar locations throughout the world; manufacturing facilities in Nogales, Mexico, Brno, Czech Republic and Bern, Switzerland; and a development facility in Luleå, Sweden. The Company exports products from the United States that are manufactured in Milwaukee, Wisconsin, Racine, Wisconsin, Tulsa, Oklahoma and Collegeville, Pennsylvania.

Information about the Company's foreign operations and export sales is included in Note 9 "Industry Segment and Geographic Areas" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K.

Financial Information about Industry Segments

The Company operates in one industry segment as an innovator, manufacturer and marketer of products incorporating flow measurement, quality, control and communication solutions. Information about the Company's sales, operating earnings and assets is included in the Consolidated Financial Statements and in Note 9 "Industry Segment and Geographic Areas" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K.

Risk Management

The Company's Enterprise Risk Management (ERM) process aims to identify, manage and monitor significant and material risks. The ERM process assesses, manages, and monitors risks consistent with the integrated risk framework in the Enterprise Risk Management-Integrated Framework (2017) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). We believe that risk-taking is an inherent aspect of the execution of our strategy. Our goal is to manage risks pragmatically as opposed to avoiding risks altogether. We can mitigate risks and their impact on our Company only to a limited extent.

A group of executives prioritizes identified risks and assigns an executive to address each major identified risk area and lead action plans to manage each risk. Our Board of Directors provides oversight of the ERM process and reviews the significant identified risks. The Audit and Compliance Committee of the Board of Directors also reviews financial reporting risk exposures and the processes management utilizes to monitor, manage and mitigate risks wherever possible. Our other Board committees also play a role in risk management, as detailed in their respective charters.

Our goal is to proactively manage risks using a structured approach in combination with strategic planning, with the intent to preserve and enhance shareholder value. However, the risks set forth Item 1A. Risk Factors and elsewhere in this Annual Report on Form 10-K and other risks and uncertainties could unfavorably affect us and cause our results to vary materially from recent results or from our anticipated future results.

ITEM 1A.   RISK FACTORS

Shareholders, potential investors and other readers are urged to consider the significant business risks described below in addition to the other information set forth or incorporated by reference in this 2023 Annual Report on Form 10-K, including the

"Special Note Regarding Forward Looking Statements" at the front of this 2023 Annual Report on Form 10-K. If any of the events contemplated by the following risks actually occur, our financial condition or results of operations could be materially adversely affected. The following list of risk factors may not be exhaustive. We operate in a continually changing business, economic and geopolitical environment, and new risk factors may emerge from time to time. We can neither predict these new risk factors with certainty nor assess the precise impact, if any, on our business, or the extent to which any factor, or combination of factors, may adversely impact our results of operations. While there is much uncertainty, we do analyze the risks we face, perform a probability assessment of their impacts and attempt to soften their potential impact when and if possible.

PRODUCTS, TECHNOLOGY AND SERVICES

The inability to develop technologically advanced products and solutions could harm our future success.

We believe our future success depends, in part, on our ability to develop technologically advanced products that meet or exceed appropriate industry standards. Although we believe that we currently have a competitive advantage in this area, maintaining such advantage will require continued investment in research and development, sales, marketing and manufacturing capabilities. There can be no assurance that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to maintain such competitive advantage. If we are unable to maintain our competitive advantage, our future financial performance may be adversely affected. We are not currently aware of any emerging standards, technologies or new products that could render our existing products obsolete in the near term. Our radios operate on networks which are changing as part of the natural evolution of technology. The pace of that change is largely outside of the Company's control and the sun-setting of a network may have an adverse impact on the Company, however, we have strong relationships with telecommunication providers that assist in mitigating this risk. The municipal water industry is continuing to see the adoption of static water meters. Static water metering has lower barriers to entry than mechanical metering that could affect the competitive landscape in North America. We believe we have a competitive product and market position. If the adoption rate for static meters were to accelerate, we believe competitors lack brand recognition and product breadth and do not have extensive water utility channel distribution to effectively reach the more than 50,000 water utilities in the United States.

Failure to manufacture quality products could have a material adverse effect on our business.

If we fail to maintain and enforce quality control and testing procedures, our products will not meet required performance standards. Our products have an extended expected life and we therefore offer extended duration warranty coverages. Product quality and performance are a priority for us since our products are used in various applications where precise control of fluids is essential. Although we believe our products are perceived as high quality, any future production and/or sale of substandard products could seriously harm our reputation, resulting in both a loss of current customers to competitors and damage to our ability to attract new customers. In addition, if any of our products prove to be defective, we may be required to participate in a recall involving such products or incur warranty related expenses. A successful claim brought against us with respect to a defective product in excess of available insurance coverage, if any, or a requirement to participate in a major product recall, could have a material adverse effect on our business, results of operations or financial condition.

If our software products do not operate as intended, our business could be materially and adversely affected.

We sell software products, including cloud-based solutions, that may contain unexpected design defects or may encounter unexpected complications when used with other technologies utilized by the customer. A failure of our software products to operate as intended and in a seamless fashion with other products or a failure or breach of a cloud network could materially and adversely affect our results of operations, financial position and cash flows.

Our role as a prime contractor brings certain risks that could have a material adverse effect to our business.

We periodically assume the role of prime contractor for providing complete technology systems, installation and other services and project management to customers and governmental entities, which brings with it added risks, including but not limited to, our responsibility for managing subcontractor performance and project timelines and the potential for expanded warranty and performance obligations. While we routinely manage these types of arrangements, it is possible to encounter a situation where we may not be able to perform to the expectations of the customer or governmental entity, and thus incur additional costs that could affect our profitability or harm our reputation.

If we are not able to protect our proprietary rights to our software and related products, our ability to market our software products could be hindered and our results of operations, financial position and cash flows could be materially and adversely affected.

We rely on our agreements with customers, confidentiality agreements with employees, and our trademarks, trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and software products and other components may increasingly be subject to third-party infringement claims. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services and our results of operations, financial position and cash flows could be materially and adversely affected.

BUSINESS CONDITIONS

The inability to obtain adequate supplies of raw materials and component parts at reasonable prices could decrease our profit margins and negatively impact timely delivery to customers and could have a material adverse effect on our business, results of operations and financial condition.

We are affected by the availability and prices for raw materials and component parts, including purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, microprocessors and other electronic subassemblies, and components that are used in the manufacturing process. Further, supply chain disruptions and challenges may be caused by a number of factors affecting our suppliers, including, but not limited to, capacity constraints, port congestion, labor disputes or unrest, labor shortages and costs, economic downturns, availability of credit, a high interest rate environment, impaired financial condition, sanctions/tariffs, energy inflation/availability and geopolitical risks (such as the current conflict between Russia and Ukraine and in the Middle East). The effects of climate change, including extreme weather events, may exacerbate these risks.

The inability to obtain adequate supplies of raw materials and component parts for our products at reasonable prices could have a material adverse effect on our business, financial condition or results of operations by decreasing profit margins and by negatively impacting timely deliveries to customers. In the past, we have been able to offset price increases in raw materials and component parts by increased sales prices, active materials management, product engineering programs and the diversity of materials used in the production processes. However, we cannot be certain that we will be able to accomplish this in the future. Since we do not control the actual production of these raw materials and component parts, there may be continued delays in the production or transportation of these materials for reasons that are beyond our control. World commodity markets and inflationary environments may affect raw material and component part prices. In addition, we rely on single suppliers for microprocessors, castings and components in several of our product lines and the loss of such suppliers could temporarily disrupt operations in the short term.

Global public health pandemics could have a material adverse effect on our business, results of operations and financial condition.

Global health pandemics and related containment measures taken by federal and state governments could result in business slowdowns or shutdowns, weakened economic conditions, economic uncertainty, and volatility in the financial markets and could interfere with the ability of our employees, suppliers, and customers to perform our and their respective responsibilities and obligations relative to the conduct of our business and operations.

The extent to which future pandemics impact our business operations in future periods will depend on multiple factors that cannot be accurately predicated at this time, such as the duration and scope of any pandemic, the extent and effectiveness of containment actions, the disruption caused by such actions, and the impact of these and other factors on our employees, suppliers and customers. If we are not able to respond to and manage the impact of such events effectively, we could experience a material adverse effect on our business, results of operations and overall financial performance.

Economic conditions could cause a material adverse impact on our sales and operating results.

As a supplier of products and software, the majority of which are to water utilities, we may be adversely affected by global economic conditions, rising interest rates, delays in governmental programs created to stimulate the economy, and the impact of government budget cuts or partial shutdowns of governmental operations that affect our customers, including independent distributors, large city utilities, public and private water companies and numerous smaller water utilities. These customers may delay capital projects, including non-critical maintenance and upgrades, or may not have the ability to authorize and finance purchases during economic downturns, instability in world markets, and a higher interest rate environment. We also sell products for other applications to reduce our dependency on the municipal water market. A significant downturn in this market could cause a material adverse impact on sales and operating results. Therefore, a downturn in general economic conditions, as well as in the municipal water market, rising interest rates, delays in the timing or amounts of possible annual federal funding, government budget cuts or partial shutdowns of governmental operations, or the availability of funds to municipalities could result in a reduction in demand for our products and services and could have a material adverse effect on our business, results of operations and overall financial performance.

Geopolitical crisis, including terrorism or pandemics, could adversely affect our business.

Our operations are susceptible to global events, including acts or threats of war or terrorism, international conflicts, political instability, and a widespread outbreak of an illness or other health issue. The occurrence of any of these events could have an adverse effect on our business results and financial condition.

Risks related to foreign markets could decrease our profitability.

Since we sell products worldwide as well as manufacture products in several countries, we are subject to risks associated with doing business internationally. These risks include such things as changes in foreign currency exchange rates, including the effect of a strong or weak U.S. dollar, changes in political or economic conditions of specific countries or regions, potentially negative consequences from changes in tax laws or regulatory requirements, differing labor regulations, and the difficulty of managing widespread operations.

An inability to attract and retain skilled employees could negatively impact our growth and decrease our profitability.

Our success depends on our continued ability to identify, attract, develop and retain skilled personnel throughout our organization. Current and future compensation arrangements, including benefits, may not be sufficient to attract new employees or retain existing employees, which may hinder our growth. Increased labor competition from accelerated retirements, wage inflation and scarcity of labor may negatively impact costs and negatively impact employee engagement, productivity and efficiency.

Competitive pressures in the marketplace could decrease our revenues and profits.

Competitive pressures in the marketplace for our products could adversely affect our competitive position, leading to a possible loss of market share or a decrease in prices, either of which could result in decreased revenues and profits. We operate in an environment where competition varies from moderate to strong and a number of our competitors have greater financial resources. The principal elements of competition for our most significant product applications, residential and commercial water meters for the municipal water utility market (with various radio technology systems), are price, product technology, quality and service. The competitive environment is also affected by the movement toward radio technologies and away from manually read meters, the demand for replacement units and, to some extent, such things as global economic conditions, the timing and size of governmental programs such as stimulus programs, the ability of municipal water utility customers to authorize and finance purchases of our products, our ability to obtain financing, housing starts in the United States, and overall economic activity. For our flow instrumentation products, the competitive environment is affected by the general economic health of various industrial sectors particularly in the United States and Europe.

GOVERNMENT REGULATION

Violations or alleged violations of laws that impose requirements for the conduct of the Company's overseas operations, including the Foreign Corrupt Practices Act (FCPA) or other anti-corruption laws, trade sanctions and sanctioned parties restrictions could adversely affect our business.

In foreign countries where we operate, a risk exists that our employees, third party partners or agents could engage in business practices prohibited by applicable laws and regulations, such as the FCPA. Such anti-corruption laws generally prohibit companies from making improper payments to foreign officials, require companies to keep accurate books and records, and maintain appropriate internal controls. Our policies mandate strict compliance with such laws and we devote resources to ensure compliance. However, we operate in some parts of the world that have experienced governmental corruption, and, in certain circumstances, local customs and practice might not be consistent with the requirements of anti-corruption laws. We remain subject to the risk that our employees, third party partners or agents will engage in business practices that are prohibited by our policies and violate such laws and regulations. Violations by us or a third party acting on our behalf could result in significant internal investigation costs and legal fees, civil and criminal penalties, including prohibitions on the conduct of our business and reputational harm.

We may also be subject to legal liability and reputational damage if we violate U.S. trade sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC), the European Union, the United Nations and trade sanction laws, such as the Iran Threat Reduction and Syria Human Rights Act of 2012 or Russian and Belarus Financial Sanctions Act of 2022. Our policies mandate strict compliance with such laws and we devote resources to ensure compliance.

Changes in environmental or regulatory requirements, including climate change legislation, could entail additional expenses that could decrease our profitability.

We are subject to a variety of laws in various countries and markets, such as those regulating lead or other material content in certain of our products, the handling, recycling and disposal of certain electronic and other materials, the use and/or licensing of radio

11

frequencies necessary for radio products, data privacy and protection, as well as customs and trade practices. We cannot predict the nature, scope or effect of future environmental or regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Currently, the cost of complying with existing laws is included as part of our on-going expenses and does not have a material effect on our business or financial position, but a change in the future could adversely affect our profitability.

Concern over climate change has resulted in, and could continue to result in, new legal or regulatory requirements designed to reduce or mitigate the effects of greenhouse gas (GHG) emissions. We may become subject to additional legislation, regulations or accords regarding climate change, and compliance with any new rules could be difficult and costly, as a result of increased energy, environmental and other costs and capital expenditures. Our failure to successfully comply with any such legislation, regulation, or accord could have a material adverse effect on our business, results of operations and overall financial performance.

GENERAL

Economic impacts due to leadership or policy changes in the countries where we do business could negatively affect our profitability.

We may be affected by adjustments to economic and trade policies, such as taxation, changes to or withdrawal from international trade agreements, or the like, when countries where we produce or sell our products change leadership or economic policies. These types of changes, as well as any related regulatory changes, could significantly increase our costs and adversely affect our profitability and financial condition.

Climate change, extreme weather and other natural phenomena could adversely affect our business.

Climate changes and weather conditions may affect, or cause volatility in, our financial results. Drought conditions could drive higher demand for smart water solutions that advance conservation efforts in residential and commercial applications. Our sales also may be adversely affected by unusual weather, weather patterns or other natural phenomena that could have an impact on the timing of orders in given periods, depending on the particular mix of customers being served by us at the time. The unpredictable nature of weather conditions and climate change therefore may result in volatility for certain portions of our business, as well as the operations of certain of our customers and suppliers.

Failure to meet ESG expectations or standards, or to achieve our ESG goals, could adversely affect our business, results of operations and overall financial performance.

In recent years, there has been an increased focus from stakeholders on ESG matters, including GHG emissions and climate-related risks, renewable energy, water stewardship, waste management, diversity, equity and inclusion, responsible sourcing and supply chain, human rights and social responsibility. Given our commitment to certain ESG principles, we actively manage these issues and have established certain goals, commitments and targets. These goals, commitments and targets reflect our current plans and are not guarantees that we will be able to achieve them. Evolving stakeholder expectations and our efforts to manage these issues, report on them and accomplish our goals present numerous operational, regulatory, reputational, financial, legal and other risks, any of which could have a material adverse impact on our financial condition.

Litigation against us could be costly, time consuming to defend and could adversely affect our profitability.

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of business. For example, we may be subject to workers' compensation claims, employment/labor disputes, customer and supplier disputes, product liability claims, intellectual property disputes and contractual disputes related to warranties arising out of the conduct of our business. Litigation may result in substantial costs and may divert management's attention and resources, which could adversely affect our profitability or financial condition.

Disruptions and other damages to our information technology and other networks and operations, and breaches in data security or cybersecurity attacks could have a negative financial impact and damage our reputation.

Our ability to serve customers, as well as increase revenues and control costs, depends in part on the reliability of our sophisticated technologies, system networks and cloud-based software. We use information technology and other systems to manage our business in order to maximize our revenue, effectiveness and efficiency. Unauthorized parties gaining access to digital systems and networks for purposes of misappropriating assets or sensitive financial, personal or business information, corrupting data, causing operational disruptions and other cyber-related risks could adversely impact our customer relationships, business plans and our reputation. In some cases, we are dependent on third-party technologies and service providers for which there is no certainty of uninterrupted availability or through which hackers could gain access to sensitive and/or personal information. These potential disruptions and cyber-attacks could negatively affect revenues, costs, customer demand, system availability and our reputation.

Further, as the Company pursues its strategy to grow through acquisitions and to pursue newer technologies that improve our operations and cost structure, the Company is also expanding and improving its information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. Certain new technologies present new and significant cybersecurity safety risks that must be analyzed and addressed before implementation. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Failure to successfully identify, complete and integrate acquired businesses or products could adversely affect our operations.

As part of our business strategy, we continue to evaluate and may pursue selected business or product acquisition opportunities that we believe may provide us with certain operating and financial benefits. There can be no assurance that we will identify or complete transactions with suitable acquisition candidates in the future. If we complete any such acquisitions, they may require integration into our existing business with respect to administrative, financial, legal, sales, marketing, manufacturing and other functions to realize these anticipated benefits. If we are unable to successfully integrate a business or product acquisition, we may not realize the benefits identified in our due diligence process, and our financial results may be negatively impacted. Additionally, significant unexpected liabilities may arise during or after completion of an acquisition.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

The Company's Board and management recognize the importance of maintaining the trust and confidence of our customers, clients, business partners and employees, and that effective risk oversight is critical in running a successful business and fulfilling its fiduciary responsibilities to the company and its shareholders. Our Board is responsible for assuring that an appropriate culture of risk management exists within the Company and for setting the right "tone at the top." The Board oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value.

A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company's business strategy is a key part of its assessment of management's tolerance for risk and also a determination of what constitutes an appropriate level of risk for the Company.

Refer to Part I, Item 1A. "Risk Factors" of this 2023 Annual Report on Form 10-K for further information about the Company's overall ERM process.

Risk Management and Strategy

Cybersecurity is a critical component of the Company's ERM program. The Company has established an information security framework to help safeguard the confidentiality, integrity, and availability of information assets and ensure regulatory, operational, and contractual requirements are fulfilled. The Company's cybersecurity program is focused on the following key areas:

Governance: The Board provides oversight of the ERM process and reviews the significant identified risks. The Board's oversight of cybersecurity risk management is supported by the Audit and Compliance Committee, which regularly interacts with the Company's senior management, including the Director - Information Systems (i.e. the Company's chief information officer). The Company's various Board committees also play a role in risk management, as detailed in their respective charters.

Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the materiality, public disclosure and reporting of such incidents can be made by management in a timely manner. Senior leadership also briefs the Board on information security matters at least annually.

Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, such as machine learning intelligence platforms with an array of technologies, extensive encryption, firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence. The frameworks used to guide the deployment of technical safeguards include: International Organization for Standardization (ISO) 27001, Service Organization Control 2 (SOC 2), Sarbanes Oxley (SOX), and National Institute of Standards and Technology (NIST). The Company has been ISO 27001 certified since 2015 and is externally audited and certified annually by a leading IT compliance attestation firm.

Incident Response Planning: The Company has established, maintains and regularly tests incident response plans that address the Company's overall preparedness and response to a cybersecurity incident. The plans include, among other steps, assessment processes to determine the magnitude and materiality of an incident, an analysis of the need and method to communicate to various constituencies (customers, employees, authorities, etc.), and the requirements for public and regulatory disclosure. In addition to this response planning framework, among other mitigating actions the Company maintains an insurance policy for cybersecurity liability that provides not only coverage for breaches, but also loss prevention services and claims advisors.

Third Party Risk Management: The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of the Company's systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third party systems. Third parties are granted access to systems based on the principle of least privilege.

Education and Awareness: The Company provides mandatory annual training for personnel regarding cybersecurity threats to educate employees with effective tools and knowledge to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. Quarterly internal phishing tests are performed, and periodic and/or thematic email communications are provided throughout the year to raise awareness. Individual training is given to personnel as needed.

Governance

The Board oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Board receives annual cybersecurity updates from senior management, and the Audit and Compliance Committee provides a deeper level of oversight through an annual review to management's approach to cybersecurity risk with the Director – Information Systems. The Board and the Audit and Compliance Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

The Director – Information Systems, in coordination with management, works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response plans. Management is actively involved in the incident response and risk management process (mitigation, transference, and acceptance).

IT Management and General Counsel are explicitly informed by the internal security team and Managed Security Service Provider (MSSP) of incidents and periodically updated on the investigation progress and impact of the incident. Management also receives explicit monthly summaries on all incidents. Major incidents are reported to company management and summarized at an annual management review meeting.

Internal IT Management has the following certifications: Certified Information Systems Security Professional (CISSP), Certified Information Systems Auditor (CISA), GIAC/SANS Certified Forensic Examiner, Magnet Certified Forensic Examiner, BBA Information Technology Emphasis Security, and CompTIA Security+.

While the Company has experienced, and expects to continue to experience, cyber threats, no material security breaches of third-party information have occurred. Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A "Risk Factors" under the heading "General," which should be read in conjunction with the foregoing information.

ITEM 2.   PROPERTIES

The Company has sales, development, distribution and manufacturing facilities and customer service offices as noted in Part I, Item 1 of this 2023 Annual Report on Form 10-K under the heading "Foreign Operations and Export Sales." The principal facilities utilized by the Company at December 31, 2023 are listed below. The Company owns all such facilities except as noted. The Company believes that its facilities are generally well maintained and have sufficient capacity for its current needs.

Location	Principal Use	Approximate area (square feet)	
Milwaukee, Wisconsin, USA	Manufacturing and offices	324,200	
Racine, Wisconsin, USA	Manufacturing and offices	134,300	(1)
Nogales, Mexico	Manufacturing	181,300	

(1) Leased facility. Lease term expires December 31, 2025.

ITEM 3.   LEGAL PROCEEDINGS

In the normal course of business, the Company is named in legal proceedings from time to time. There are currently no material legal proceedings pending with respect to the Company.

The Company is subject to contingencies related to environmental laws and regulations. Information about the Company's compliance with environmental regulations is included in Part I, Item 1 of this 2023 Annual Report on Form 10-K under the heading "Environmental Protection."

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the New York Stock Exchange (NYSE Trading Symbol: BMI). At January 31, 2024, there were approximately 560 holders of the Company's Common Stock. Other information required by this Item is set forth in Note 2 "Common Stock" and Note 10 "Unaudited: Quarterly Results of Operations, Common Stock Price and Dividends" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K.

The following information in Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934, as amended, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates it by reference into such a filing.

The following graph compares on a cumulative basis the yearly percentage change since January 1, 2019 in (a) the total shareholder return on the Company's Common Stock with (b) the total return on the Russell 2000® Index, and (c) the total return of the peer group made up of 17 companies, including the Company, in similar industries, employment markets and with similar market capitalization. The Russell 2000® Index is a trademark of the Frank Russell Company, and is used herein for comparative purposes in accordance with Securities and Exchange Commission regulations.

The graph assumes $100 invested on December 31, 2018. It further assumes the reinvestment of dividends. The returns of each component company in the peer groups have been weighted based on such company's relative market capitalization.



December 31		2018	2019	2020	2021	2022	2023
Badger Meter, Inc.	Return %		33.45%	46.39%	14.12%	3.21%	42.56%
	Cumulative $	$ 100.00	$ 133.45	$ 195.35	$ 222.95	$ 230.10	$ 328.04
Russell 2000 Index	Return %		25.52%	19.96%	14.82%	-20.44%	16.93%
	Cumulative $	$ 100.00	$ 125.52	$ 150.58	$ 172.90	$ 137.56	$ 160.85
Peer Group	Return %		39.76%	12.49%	21.01%	-19.26%	33.38%
	Cumulative $	$ 100.00	$ 139.76	$ 157.21	$ 190.25	$ 153.61	$ 204.89

The peer group consists of Badger Meter, Inc. (BMI), Brady Corporation (BRC), CIRCOR International, Inc. (CIR), CTS Corporation (CTS), Enerpac Tool Group Corp. (EPAC), ESCO Technologies Inc. (ESE), The Gorman-Rupp Company (GRC), Helios Technologies, Inc. (HLIO), Itron, Inc. (ITRI), Kadant Inc. (KAI), Lindsay Corporation (LNN), Mueller Water Products, Inc. (MWA), Douglas Dynamics, Inc. (PLOW), Strattec Security Corporation (STRT), Standex International Corporation (SXI), Watts Water Technologies, Inc. (WTS) and Zurn Water Solutions Corporation (ZWS).

In February 2023, the Board authorized the repurchase of up to 200,000 shares of the Company's Common Stock through February 2026. The following table provides information about the Company's purchases under this repurchase program during the quarter ended December 31, 2023 of equity securities that are registered by the Company pursuant to Section 12 of the Exchange Act.

	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of a publicly announced program	Maximum number of shares that may yet be purchased under the program
October 1, 2023 - October 31, 2023	-	$ -	-	200,000
November 1, 2023 - November 30, 2023	-	$ -	-	200,000
December 1, 2023 - December 31, 2023	-	$ -	-	200,000
Total as of December 31, 2023	-		-	200,000

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Long Term Business Trends

Across the globe significant infrastructure investments needs, aging workforce, increasing regulations and a focus on climate-change and sustainability are driving companies and utilities to better manage critical resources like water. Some customers measure fluids to identify leaks and/or misappropriation for cost control or add measurement points to help automate manufacturing. Other customers employ measurement to comply with government mandates and laws including those associated with process and discharge water quality monitoring. The Company provides flow measurement technology critical to providing baseline usage data and to quantify reductions as customers attempt to reduce consumption. For example, once water usage metrics are better understood, a strategy for water-use reduction can be developed with specific water-reduction initiatives targeted to those areas where it is most viable. With the Company's technology, customers have found costly leaks, pinpointed equipment in need of repair, and identified areas for process improvements.

Increasingly, customers in the utility water market are interested in more frequent and diverse data collection and the use of water metering, pressure and quality analytics to evaluate water distribution activity. Specifically, AMI technology enables water utilities to capture readings from each meter at more frequent and variable intervals. There are more than 50,000 water utilities in the United States and the Company estimates that approximately one-third of their respective connections have converted to an AMI radio solution. The Company believes it is well positioned to meet the continuing conversion trends to AMI with its comprehensive radio and software solutions.

In addition, certain water utilities are converting from mechanical to static meters. Ultrasonic water metering maintains a high level of measurement accuracy over the life of the meter, reducing a utility's non-revenue water. The Company has over a decade of proven reliability in the market with its ultrasonic meters.

As noted above, customers are increasingly looking for more frequent and diverse data to holistically manage their water networks. As a leading provider of water quality and pressure management monitoring solutions, we are able to meet these needs and enhance the scope of actionable data for customers to help measure, conserve and protect water.

Together, our tailorable smart water solutions provide actionable information through data analytics derived from an interconnected and interoperable network of sensors and devices that help people and organizations efficiently use and conserve water. Badger Meter is well positioned to benefit from the adoption of smart water solutions. With strong relationships with telecommunication providers such as AT&T and Verizon (among others), we stay abreast of emerging cellular technology changes to provide the premier infrastructure-free AMI solution.

Revenue and Product Mix

As the industry continues to evolve, the Company has been at the forefront of innovation across measurement hardware (metering, water quality, pressure sensors, etc), radio and software technologies in order to meet its customers' increasing expectations for accurate and actionable data and insights. As technologies such as ORION Cellular and BEACON digital solutions have become more widely adopted, the Company's revenue from Software as a Service (SaaS) has increased significantly, and is margin accretive.

The Company also seeks opportunities for additional revenue enhancement. For instance, the Company has made inroads into select regional markets outside the US such as the Middle East, UK and others with its tailorable smart water solutions portfolio. The Company is periodically asked to oversee and supervise field installation of its products and provide training and other services for certain customers. Strategic mergers and acquisitions are another avenue for profitable sales growth.

Acquisitions

Effective January 1, 2023, the Company acquired 100% of the outstanding stock of Syrinix Ltd. ("Syrinix"), headquartered in the United Kingdom, a provider of high-frequency pressure monitoring and leak detection solutions.

The total purchase consideration for Syrinix, net of cash acquired, was $17.1 million. The Company's allocation of the purchase price at December 31, 2023 included $0.6 million of receivables, $0.7 million of inventories, $2.1 million of other assets, $7.7 million of intangible assets and $10.3 million of goodwill. The intangible assets acquired are primarily developed technology, customer relationships and trademarks with estimated average useful lives of 13 to 15 years. The Company also assumed $1.9 million of payables, $2.0 million of deferred income taxes and $0.4 million of other current and long-term liabilities as part of the acquisition.

As of December 31, 2023, the Company had completed its analysis for estimating the fair value of the assets acquired with no additional adjustments.   This acquisition is further described in Note 3 "Acquisitions" in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Sales

Net sales in 2023 increased $138.0 million, or 24.4%, to $703.6 million from $565.6 million in 2022. Sales into the utility water market were $603.1 million, an increase of 27.8% over the prior year's $471.8 million. The increase in utility water sales reflected strong growth across the Company's broad smart water solutions and the continued robust adoption of cellular AMI solutions, specifically ORION Cellular endpoints and BEACON SaaS revenues, as well as increased E-Series Ultrasonic meter volumes. Sales of products into the global flow instrumentation end markets were $100.5 million, 7.2% higher than the prior year's $93.8 million due to steady order demand across the water-focused end markets, offset by modest decline in de-emphasized general industrial markets.

Net sales in 2022 increased $60.4 million, or 11.9%, to $565.6 million from $505.2 million in 2021. Excluding the unfavorable impact of the strong US dollar between years, sales increased 13.2%. Sales into the utility water market were $471.8 million, an increase of 13.6% over the prior year's $415.2 million. The utility water sales growth reflected strong market demand and the continued adoption of cellular AMI solutions, specifically ORION Cellular endpoints and BEACON SaaS revenue, as well as increased meter volumes including E-Series Ultrasonic meters. Sales of products into the global flow instrumentation end markets were $93.8 million, 4.3% greater than the prior year's $89.9 million due strong order demand and modestly improving supply chain dynamics year-over-year. Excluding the unfavorable impact of the strong US dollar between years, flow instrumentation sales increased 7.1%.

Operating Earnings

Operating earnings in 2023 were $118.0 million, or 16.8% of sales, compared to $87.3 million, or 15.4% of sales, in 2022. Gross margin dollars increased $56.5 million due to higher net sales, with gross margin as a percent of sales increasing from 38.9% in 2022 to 39.3% in 2023. The gross margin improvement was due to higher volumes and favorable sales mix. Selling, engineering and administration ("SEA") expenses were $158.4 million or 22.5% of sales compared to $132.7 million or 23.5% of sales in the prior year. The increase in SEA expenses year-over-year was due to higher personnel costs, including headcount, salaries and incentive compensation, as well as the acquisition of Syrinix and the associated intangible asset amortization.

Operating earnings in 2022 were $87.3 million, or 15.4% of sales, compared to $78.7 million, or 15.6% of sales, in 2021. Gross margin dollars increased $14.5 million due to higher net sales, with gross margin as a percent of sales decreasing from 40.7% in 2021 to 38.9% in 2022. The year-over-year increase in inflationary cost pressures, coupled with production volatility caused by intermittent component delays, tempered gross margin percent in the current year. SEA expenses were $132.7 million or 23.5% of sales compared to $126.8 million or 25.1% of sales in the prior year. The increase in SEA expenses year-over-year was due to higher personnel and incentive compensation costs, R&D investments, and travel.

Interest Income, Net

Net interest income was $4.0 million in 2023, $0.6 million in 2022 and less than $0.1 million in 2021. The increase in interest income in 2023 and 2022 was due to increased cash balances and increased interest rates. Changes in net interest income in 2021 was immaterial.

Income Taxes

There were no significant variations in the provision for income taxes as a percentage of earnings before income taxes which was 24.1%, 24.2% and 22.6% for 2023, 2022 and 2021, respectively.

Earnings and Diluted Earnings per Share

For 2023, the increase in operating earnings resulted in net earnings of $92.6 million compared to $66.5 million in 2022. On a diluted basis, earnings per share were $3.14 in 2023 compared to $2.26 in 2022.

For 2022, the increase in operating earnings resulted in net earnings of $66.5 million compared to $60.9 million in 2021. On a diluted basis, earnings per share were $2.26 in 2022 compared to $2.08 in 2021.

LIQUIDITY AND CAPITAL RESOURCES

The main sources of liquidity for the Company are cash from operations and borrowing capacity. In addition, depending on market conditions, the Company may access the capital markets to strengthen its capital position and to provide additional liquidity for general corporate purposes.

Primary Working Capital

We use primary working capital ("PWC") as a percentage of sales as a key metric for working capital efficiency. We define this metric as the sum of receivables and inventories less payables, divided by annual net sales. The following table shows the components of our PWC:

	December 31, 2023		December 31, 2022	
	$	PWC%	$	PWC%
	(In thousands)			
Receivables	$ 83,507	11.9%	$ 76,651	13.5%
Inventories	153,674	21.8%	119,856	21.2%
Payables	(81,807)	-11.6%	(71,440)	-12.6%
Primary Working Capital	$ 155,374	22.1%	$ 125,067	22.1%

Overall, PWC increased $30.3 million compared to the previous year-end. Receivables at December 31, 2023 were $83.5 million compared to $76.7 million at the end of 2022, an increase of $6.9 million due to increased sales, partially offset by improved days sales outstanding. The Company believes its receivables balance is fully collectible. Inventories at December 31, 2023 were $153.7 million compared to $119.9 million at the end of 2022. Inventory increased $33.8 million, due to component cost inflation, higher safety stock levels and increased sales activity. Payables at December 31, 2023 were $81.8 million compared to $71.4 million at the end of 2022. The increase was due to increased inventory balances and the timing of payments relative to year end.

Cash Provided by Operations

Cash provided by operations in 2023 was $110.1 million compared to $82.5 million in 2022. The increase from 2022 was driven primarily by increased operating earnings and working capital management. Operating cash flow was more than adequate to fund acquisitions ($17.1 million, net of cash acquired), capital expenditures of $12.0 million and dividends of $29.1 million in 2023.

Cash provided by operations in 2022 was $82.5 million compared to $87.5 million in 2021. The decrease from 2021 was driven primarily by increased operating earnings offset by increased working capital requirements. Operating cash flow was more than adequate to fund capital expenditures of $5.9 million and dividends of $24.9 million.

Capital expenditures were $12.0 million, $5.9 million and $6.7 million in fiscal 2023, 2022 and 2021, respectively. Capital expenditures for fiscal 2024 are expected to be in the $14.0-18.0 million range, but could vary depending on timing of projects, growth opportunities and the amount of assets purchased.

The Company had no short-term borrowings as of the end of 2023 or 2022. At the end of 2023, the Company was in a net cash position of $191.8 million.

The Company's financial condition remains strong. On July 8, 2021, the Company entered into a new credit agreement, with a maturity date of July 8, 2026. The credit agreement includes a $150.0 million multi-currency line of credit that supports commercial paper (up to $100.0 million). The facility includes several features that enhance the Company's financial flexibility including an increase feature, acquisition holiday and favorable financial covenants. The Company was in compliance with all covenants as of December 31, 2023. The Company believes that its operating cash flows, available borrowing capacity, and its ability to raise capital provide adequate resources to fund ongoing operating requirements, future capital expenditures and the development of new products. The Company had $154.4 million of unused credit lines available at December 31, 2023.

CONTRACTUAL OBLIGATIONS

The Company's significant contractual obligations as of December 31, 2023 are discussed in Note 12 "Leases" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K. There are no material undisclosed guarantees. As of December 31, 2023 the Company had no additional material purchase obligations other than those created in the ordinary course of business related to inventory and property, plant and equipment, which generally have terms of less than 90 days. The Company also has long-term obligations related to its postretirement plans which are discussed in detail in Note 7 "Employee Benefit Plans" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K.

Postretirement medical claims are paid by the Company as they are submitted, and they are anticipated to be $0.3 million in 2024 based on actuarial estimates; however, these amounts can vary significantly from year to year because the Company is self-insured.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

We believe the following accounting estimates are the most critical to the understanding of our financial statements as they could have the most significant effect on our reported results and require subjective or complex judgments by management. Accounting principles generally accepted in the United States require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. These estimates are based on our best judgment about current and future conditions, but actual results could differ from those estimates. Refer to Note 1 "Basis of Presentation and Accounting Policies" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this 2023 Annual Report on Form 10-K for information regarding our significant accounting policies.

Warranty and After-Sale Costs

Our products carry warranties that generally range from one to twenty years and are based on terms that are generally accepted in the market. We provide for the estimated cost of product warranty at the time of sale. The product warranty provision is estimated based upon warranty loss experience using actual historical failure rates and estimated costs of product replacement. The variables used in the calculation of the provision are reviewed at least annually. At times, warranty issues may arise which are beyond the scope of our historical experience. We provide for any such warranty issues as they become known and estimable. The introduction of additional technology, such as our ORION cellular radios, electronic meters and registration, have generally caused our annual warranty claims rates to increase over time. While our warranty costs have historically been within calculated estimates, it is possible that future warranty costs could differ significantly from those estimates. At December 31, 2023 and 2022, our reserve for product warranties was $11.1 million and $9.6 million, respectively.

Income Taxes

The Company operates in numerous taxing jurisdictions and is subject to regular examinations by U.S. federal, state and non-U.S. taxing authorities. Our income tax provision for income taxes is based on the interpretation of applicable taxing laws in the jurisdictions in which we conduct business. Due to the ambiguity of tax laws within each jurisdiction, the judgment involved in evaluating and estimating certain tax positions, and how these estimates impact other taxing considerations, it is possible that our income tax positions could differ from actual payments made or benefits received. The Company annually reviews all uncertain tax positions, which represent tax positions taken that are subject to varied interpretations of applicable tax law. Interest is accrued on all unrecognized tax benefits and recorded as interest expense and penalties are recorded as operating expenses in the Consolidated Statements of Operations. Accrued interest was approximately $0.1 million at both December 31, 2023 and 2022 and there were no penalties accrued in either year.

The Company recognizes deferred tax assets and liabilities for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The Company establishes valuation allowances against certain deferred tax assets that are not likely to be realized. The Company recorded valuation allowances of $2.7 million as of December 31, 2023 and 2022. The valuation allowance relates primarily to foreign net operating loss carryforwards.

Goodwill and Intangible Assets

Goodwill and intangible assets arise through business acquisitions. The allocation of purchase price includes the use of estimates in determining future cash flows, the allocation of future cash flows to identifiable intangibles, and their estimated useful lives. If actual results differ from those estimates, it could result in future impairment. The Company assesses goodwill and intangible assets for impairment on an annual basis, or more frequently if an event indicates potential impairment. Potential impairment is first assessed using a qualitative assessment to determine if the fair value is more likely than not less than its carrying value. If it is estimated through the qualitative analysis that fair value is less than carrying value, a quantitative assessment is completed. This assessment uses estimates, including the estimate of future useful life, the amount and timing of future cash flows, and the fair value of future operations. Any impairment charges are recorded in the period the impairment is determined. Multiple factors can have an impact on future cash flows of a reporting unit, as such, it is possible that our estimates in evaluating impairment could differ from future results.

We completed our impairment analysis for goodwill and intangible assets in the fourth quarter for the year ended December 31, 2023. No impairment was noted and no adjustments were recorded to goodwill or intangible assets as a result of this analysis.

OTHER MATTERS

The Company is subject to contingencies related to environmental laws and regulations. A future change in circumstances with respect to these specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance with environmental control provisions and regulations during 2023, 2022 and 2021 were not material.

See the "Special Note Regarding Forward Looking Statements" at the front of this Annual Report on Form 10-K and Part I, Item 1A "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of risks and uncertainties that could impact the Company's financial performance and results of operations.

MARKET RISKS

In the ordinary course of business, the Company is exposed to various market risks. The Company operates in an environment where competition varies from moderate to strong. The Company believes it currently provides the leading technology in water meters and radio systems for water utilities. A number of the Company's competitors in certain markets have greater financial resources. As the global water metering market continues to adopt static metering technology, the number of competitors in the North American market may increase. We believe new static metering market entrants lack brand recognition and product breadth and do not have the appropriate utility sales channels to meaningfully compete in the North American market. In addition, the market's level of acceptance of the Company's newer product offerings, including real-time water quality monitoring and BEACON SaaS, may have a significant effect on the Company's results of operations. As a result of significant research and development activities, the Company enjoys favorable patent positions for several of its products.

The Company's ability to generate operating income and to increase profitability depends somewhat on the general conditions of the United States and foreign economies, including to some extent such things as the length and severity of global economic downturns; the timing and size of governmental programs such as annual federal funding and periodic stimulus fund programs, as well as the impact of government budget cuts or partial shutdowns of governmental operations; international or civil conflicts that affect international trade; the ability of municipal water utility customers to authorize and finance purchases of the Company's products; the Company's ability to obtain financing; housing starts in the United States; and overall industrial activity. In addition, changes in governmental laws and regulations, particularly laws dealing with the content or handling of materials, customs or trade practices, may impact the results of operations. These factors are largely beyond the Company's control and depend on the economic condition and regulatory environment of the geographic region of the Company's operations.

The Company relies on single suppliers for certain castings and components in several of its product lines. Although alternate sources of supply exist for these items, the loss of certain suppliers could temporarily disrupt operations in the short term. The Company attempts to mitigate these risks by working closely with key suppliers, purchasing minimal amounts from alternative suppliers and by purchasing business interruption insurance where appropriate.

Raw materials used in the manufacture of the Company's products include purchased castings made of metal or alloys (such as brass, which uses copper as its main component, aluminum, stainless steel and cast iron), plastic resins, glass, microprocessors and other electronic subassemblies, and components. The Company does not hold significant amounts of precious metals. The price and availability of raw materials is influenced by economic and industry conditions, including supply and demand factors that are difficult to anticipate and cannot be controlled by the Company. Commodity risk is managed by keeping abreast of economic conditions and locking in purchase prices for quantities that correspond to the Company's forecasted usage.

The Company's foreign currency risk relates to the sales of products to foreign customers and purchases of material from foreign vendors. The Company believes the effect of a change in foreign currency rates will not have a material adverse effect on the Company's financial position or results of operations, either from a cash flow perspective or on the financial statements as a whole.

The Company typically does not hold or issue derivative instruments and has a policy specifically prohibiting the use of such instruments for trading purposes.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information required by this Item is set forth in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Market Risks" in this 2023 Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

BADGER METER, INC.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 using the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, the Company's management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of its audit, has issued an attestation report, included herein, on the effectiveness of the Company's internal control over financial reporting.

BADGER METER, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Badger Meter, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Badger Meter, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Badger Meter, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated February 16, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
February 16, 2024

BADGER METER, INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Badger Meter, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Badger Meter, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Warranty and After-Sale Costs Reserve
Description of the Matter	As described in Note 1 to the consolidated financial statements, the Company estimates and records provisions for warranties and other after-sale costs. Warranty provisions are recorded in the period of sale, using historical claims data revised for recent trending and expectations to estimate future warranty costs. After-sale costs represent costs expected to be incurred related to specifically identified product issues as well as activities outside the written warranty policy and are estimated by the Company based on the individual facts and circumstances. The Company's accrued liability was $11.1 million as of December 31, 2023, representing its best estimate of the expected warranty and after-sale costs.
	Auditing management's estimates for warranty and after-sale costs involved significant auditor judgment because the reserve for warranty and after-sale costs requires the Company to estimate future claims. The calculation to estimate future claims includes a number of inputs and assumptions, the most significant of which include the number and type of claims, an evaluation of warranty trends, consideration of product developments, and estimates of future costs to replace or repair specifically identified items.
How We Addressed the Matter in Our Audit	We evaluated the design and tested the operating effectiveness of internal controls over the Company's warranty and after-sale costs reserve process, including management's assessment of the assumptions and data underlying the projection of future warranty and after-sale costs.
	Our substantive audit procedures included, among others, evaluating the significant assumptions discussed above and the accuracy and completeness of the underlying data used in management's warranty and after-sales costs reserve calculation. We evaluated the historical activity used to develop the lag calculation, including reviewing the data for any developing trends in the claims data, considered the impact of product developments on the calculation, and evaluated the cost build up for any specific reserve items, including procedures to support the completeness of the number and type of products impacted and the estimated future cost to repair or replace the products. We assessed the historical accuracy of management's estimates by comparing the warranty and after-sale costs reserve in prior years to the actual claims paid in the subsequent years. We also tested an analysis which utilized historical claim amounts as a percentage of sales and compared the results of this to the Company's reserve calculation. We evaluated the completeness of the reserve estimate for known warranty claims or product issues based on our review of after-sales costs and through inquiries of operational and executive management and evaluated whether specific product issues were appropriately considered in the determination of the warranty and after-sale costs reserve.

/s/ Ernst & Young LLP

We have served as Badger Meter, Inc.'s auditor since 1927.
Milwaukee, Wisconsin
February 16, 2024

BADGER METER, INC.

Consolidated Balance Sheets

		December 31,		
		2023		**2022**
		(In thousands)		
Assets				
Current assets:				
Cash and cash equivalents	$	191,782	$	138,052
Receivables		83,507		76,651
Inventories:				
Finished goods		34,764		31,350
Work in process		41,261		23,577
Raw materials		77,649		64,929
Total inventories		153,674		119,856
Prepaid expenses and other current assets		13,214		13,273
Total current assets		442,177		347,832
Property, plant and equipment, at cost				
Land and improvements		9,257		8,947
Building and improvements		72,149		70,845
Machinery and equipment		144,582		141,153
		225,988		220,945
Less accumulated depreciation		(152,110)		(147,403)
Net property, plant and equipment		73,878		73,542
Intangible assets, at cost less accumulated amortization		53,737		53,607
Other assets		11,249		14,048
Deferred income taxes		22,715		12,757
Goodwill		113,163		101,261
Total assets	$	716,919	$	603,047
Liabilities and Shareholders' equity				
Current liabilities:				
Payables	$	81,807	$	71,440
Accrued compensation and employee benefits		29,871		20,513
Warranty and after-sale costs		11,102		9,606
Other current liabilities		9,168		8,753
Total current liabilities		131,948		110,312
Long-term deferred revenue		49,763		32,240
Deferred income taxes		5,061		4,648
Accrued non-pension postretirement benefits		3,614		3,917
Other accrued employee benefits		5,293		3,940
Other long-term liabilities		4,758		5,568
Commitments and contingencies (Note 6)				
Shareholders' equity:				
Common stock, $1 par, authorized 80,000,000 and 40,000,000 shares in 2023 and 2022, respectively; issued 37,221,098 shares in 2023 and 2022		37,221		37,221
Capital in excess of par value		59,185		53,282
Reinvested earnings		458,719		395,155
Accumulated other comprehensive loss		(1,646)		(5,983)
Less: Treasury stock, at cost, 7,873,781 shares in 2023 and 7,928,071 shares in 2022		(36,997)		(37,253)
Total shareholders' equity		516,482		442,422
Total liabilities and shareholders' equity	$	716,919	$	603,047

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Operations

		Years ended December 31,				
		2023		**2022**		**2021**
		(In thousands except per share amounts)				
Net sales	$	703,592	$	565,568	$	505,198
Cost of sales		427,154		345,598		299,714
Gross margin		276,438		219,970		205,484
Selling, engineering and administration		158,389		132,675		126,761
Operating earnings		118,049		87,295		78,723
Interest income, net		(4,047)		(552)		(20)
Other pension and postretirement costs		130		130		120
Earnings before income taxes		121,966		87,717		78,623
Provision for income taxes		29,368		21,221		17,739
Net earnings	$	92,598	$	66,496	$	60,884
Earnings per share:						
Basic	$	3.16	$	2.28	$	2.09
Diluted	$	3.14	$	2.26	$	2.08
Shares used in computation of earnings per share:						
Basic		29,284		29,218		29,144
Impact of dilutive securities		172		158		194
Diluted		29,456		29,376		29,338

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Comprehensive Income

		Years ended December 31,				
		2023		**2022**		**2021**
		(In thousands)				
Net earnings	$	92,598	$	66,496	$	60,884
Other comprehensive income (loss):						
Foreign currency translation adjustments		4,411		(6,719)		(1,516)
Pension and postretirement benefits, net of tax		(74)		600		339
Comprehensive income	$	96,935	$	60,377	$	59,707

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Cash Flows

	Years ended December 31,		
	2023	2022	2021
	(In thousands)		
Operating activities:			
Net earnings	$ 92,598	$ 66,496	$ 60,884
Adjustments to reconcile net earnings to net cash provided by operations:			
Depreciation	10,937	11,090	11,291
Amortization	17,173	15,151	16,571
Deferred income taxes	(9,650)	(5,619)	(3,055)
Noncurrent employee benefits	(338)	(648)	(234)
Stock-based compensation expense	5,188	3,148	2,330
Changes in:			
Receivables	(6,351)	(11,328)	(1,240)
Inventories	(32,467)	(21,021)	(13,633)
Payables	8,506	28,007	7,005
Prepaid expenses and other assets	(7,012)	(10,557)	(8,281)
Other liabilities	31,533	7,732	15,872
Total adjustments	17,519	15,955	26,626
Net cash provided by operations	110,117	82,451	87,510
Investing activities:			
Property, plant and equipment expenditures	(12,003)	(5,891)	(6,746)
Acquisitions, net of cash acquired	(17,127)	-	(45,273)
Proceeds from company owned life insurance plans	-	-	596
Net cash used for investing activities	(29,130)	(5,891)	(51,423)
Financing activities:			
Dividends paid	(29,052)	(24,881)	(22,155)
Proceeds from exercise of stock options	967	703	2,036
Repurchase of common stock for treasury stock	-	(427)	(460)
Issuance of treasury stock	-	-	72
Net cash used for financing activities	(28,085)	(24,605)	(20,507)
Effect of foreign exchange rates on cash	828	(1,077)	(679)
Increase in cash and cash equivalents	53,730	50,878	14,901
Cash and cash equivalents – beginning of period	138,052	87,174	72,273
Cash and cash equivalents – end of period	$ 191,782	$ 138,052	$ 87,174
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 38,934	$ 24,038	$ 19,981
Interest	-	-	118
Property, plant and equipment acquired through operating lease	830	2,283	-
Property, plant and equipment accrued and unpaid	450	1,517	-

See accompanying notes.

BADGER METER, INC.

Consolidated Statements of Shareholders' Equity

	Common Stock at $1 par value*	Capital in excess of par value	Reinvested earnings	Accumulated other comprehensive income (loss)	Treasury stock (at cost)	Total
				Years ended December 31,		
			(In thousands except per share amounts)			
Balance, December 31, 2020	$ 37,221	$ 44,964	$ 314,850	$ 1,313	$ (37,089)	$ 361,259
Net earnings	-	-	60,884	-	-	60,884
Pension and postretirement benefits (net of ($112) tax effect)	-	-	-	339	-	339
Foreign currency translation	-	-	-	(1,516)	-	(1,516)
Cash dividends of $0.76 per share	-	-	(22,199)	-	-	(22,199)
Stock options exercised	-	1,622	-	-	414	2,036
Stock-based compensation	-	2,330	-	-	-	2,330
Purchase of common stock for treasury stock	-	-	-	-	(460)	(460)
Issuance of treasury stock (19 shares)	-	308	-	-	89	397
Balance, December 31, 2021	$ 37,221	$ 49,224	$ 353,535	$ 136	$ (37,046)	$ 403,070
Net earnings	-	-	66,496	-	-	66,496
Pension and postretirement benefits (net of ($197) tax effect)	-	-	-	600	-	600
Foreign currency translation	-	-	-	(6,719)	-	(6,719)
Cash dividends of $0.85 per share	-	-	(24,876)	-	-	(24,876)
Stock options exercised	-	581	-	-	122	703
Stock-based compensation	-	3,148	-	-	-	3,148
Purchase of common stock for treasury stock	-	-	-	-	(427)	(427)
Issuance of treasury stock (24 shares)	-	329	-	-	98	427
Balance, December 31, 2022	$ 37,221	$ 53,282	$ 395,155	$ (5,983)	$ (37,253)	$ 442,422
Net earnings	-	-	92,598	-	-	92,598
Pension and postretirement benefits (net of ($26) tax effect)	-	-	-	(74)	-	(74)
Foreign currency translation	-	-	-	4,411	-	4,411
Cash dividends of $0.99 per share	-	-	(29,034)	-	-	(29,034)
Stock options exercised	-	824	-	-	143	967
Stock-based compensation	-	5,188	-	-	-	5,188
Issuance of treasury stock (24 shares)	-	(109)	-	-	113	4
Balance, December 31, 2023	$ 37,221	$ 59,185	$ 458,719	$ (1,646)	$ (36,997)	$ 516,482

* Each common share of stock equals $1 par value; therefore, the number of common shares is the same as the dollar value.

See accompanying notes.

BADGER METER, INC.

Notes to Consolidated Financial Statements

Note 1   Basis of Presentation and Accounting Policies

Profile

With more than a century of water technology innovation, Badger Meter is a global provider of industry leading water management solutions, with nearly 95% of net sales derived from water-related applications. These tailorable solutions encompass smart measurement hardware, reliable communications, data and analytics software as well as ongoing support and expertise essential to optimize customers' operations and contribute to the sustainable use and protection of the world's most precious resource. The Company's smart measurement hardware is primarily comprised of the following product families:

- Meters that measure the flow of water and other fluids and are known for accuracy, long-lasting durability and for providing valuable and timely flow measurement data.

- Water quality monitoring solutions, including optical sensing and electrochemical instruments that provide real-time, on demand data parameters.

- High frequency pressure and acoustic leak detection hardware that provides real-time monitoring data.

The Company's broad range of communication solutions include the ORION® branded family of radio endpoints, providing customers with a choice of industry-leading options for communicating data from hardware into usable applications. The Company's hardware-enabled software provides the insights and analytics critical to the holistic management of our customers' water systems. These digital solutions increase visibility, empowering customers to monitor system performance and make decisions aiding efficiency, resiliency, and sustainability. The Company also provides training, project management, technical support and other collaborative services for customers. The Company's solutions fall into two product lines: sales of meters, water quality sensors and other hardware, communication, and software and related technologies, to water utilities (utility water) and sales of meters, other sensing instruments, valves, software and other solutions to commercial and industrial customers, including water related applications (flow instrumentation).

Utility water smart metering solutions are comprised of water meters along with the related radio and software technologies and services used by water utilities as the basis for generating their water and wastewater revenues, enabling operating efficiencies and engaging with their end consumers. This product line further comprises other instruments and sensors used in the water distribution system to ensure the safe and efficient delivery of clean water. These sensors are used to detect leaks and to monitor various water quality parameters throughout the distribution system. The largest geographic market in which the Company operates is North America, primarily the United States. The majority of water meters sold are mechanical in nature, with increasing adoption over time of ultrasonic (static) metering technology due to a variety of attributes, including their ability to maintain measurement accuracy over their useful life.

The flow instrumentation product line primarily serves water applications throughout the broader industrial market, with both standard and customized solutions. This product line includes meters, valves and other sensing instruments sold worldwide to measure and control the quantity of fluids including water, air, steam, and other liquids and gases. These products, oftentimes leveraging the same technologies used in utility water, are used in a variety of industries and applications, with the Company's primary market focus being water/wastewater, heating, ventilating and air conditioning (HVAC) and corporate sustainability. Flow instrumentation products are generally sold through manufacturers' representatives and original equipment manufacturers as the primary flow measurement device within a product or system. Specialized communication protocols that control the entire flow measurement process and mandatory certifications drive these markets.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents.

Receivables

Receivables consist primarily of trade receivables. The Company does not require collateral or other security and evaluates the collectability of its receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items and the customer's ability and likelihood to pay, as well as applying a historical write-off ratio to the remaining balances. Changes in the Company's allowance for doubtful accounts are as follows:

	Balance at beginning of year		Provision and reserve adjustments		Write-offs less recoveries		Balance at end of year
			(In thousands)				
2023	$	1,179	$	1,862	$	(137)	$ 2,904
2022		697		515		(33)	1,179
2021		552		191		(46)	697

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company estimates and records provisions for obsolete and excess inventories. Changes to the Company's obsolete and excess inventories reserve are as follows:

	Balance at beginning of year		Net additions charged to earnings		Disposals		Balance at end of year
			(In thousands)				
2023	$	6,681	$	2,135	$	(1,942)	$ 6,874
2022		6,078		1,498		(895)	6,681
2021		6,400		1,329		(1,651)	6,078

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets by the straight-line method. The estimated useful lives of assets are: for land improvements, 15 years; for buildings and improvements, 10 to 39 years; and for machinery and equipment, 3 to 20 years.

Capitalized Software and Hardware

Capitalized internal use software and hardware included in other assets in the Consolidated Balance Sheets were $3.7 million and $4.8 million at December 31, 2023 and 2022, respectively. These amounts are amortized on a straight-line basis over the estimated useful lives of the software and/or hardware, ranging from 1 to 5 years. Amortization expense recognized for the years ending December 31, 2023, 2022 and 2021 was $3.3 million, $3.8 million and $4.5 million, respectively.

Long-Lived Assets

Property, plant and equipment and identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Intangible Assets

Intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 20 years. The Company does not have any intangible assets deemed to have indefinite lives. Amortization expense was $8.6 million in 2023, $8.6 million in 2022 and $10.0 million in 2021. Amortization expense expected to be recognized is $8.6 million in 2024, $8.2 in 2025, $7.4 million in 2026, $5.7 million in 2027, $4.3 million in 2028 and $19.5 million thereafter. The carrying value and accumulated amortization by major class of intangible assets are as follows:

	December 31, 2023		December 31, 2022	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
		(In thousands)		
Technologies	$ 66,157	$ 41,845	$ 58,504	$ 37,857
Intellectual property	7,086	1,301	6,857	840
Non-compete agreements	627	610	691	661
Licenses	650	578	650	560
Customer lists	8,235	5,863	8,058	5,097
Customer relationships	27,884	12,936	38,602	22,023
Trade names	15,424	9,193	15,880	8,597
Total intangibles	$ 126,063	$ 72,326	$ 129,242	$ 75,635

Goodwill

Goodwill is tested for impairment annually during the fourth quarter or more frequently if an event indicates that the goodwill might be impaired. Potential impairment is identified by comparing the fair value of a reporting unit with its carrying value. No adjustments were recorded to goodwill as a result of these tests during 2023, 2022 and 2021. Goodwill was $113.2 million at December 31, 2023 and $101.3 million at December 31, 2022. The increase in goodwill from 2022 to 2023 resulted from the acquisition of Syrinix Ltd, headquartered in Norwich, United Kingdom in 2023, as well as currency translation adjustments of $1.6 million. This acquisition is further described in Note 3 "Acquisitions".

Warranty and After-Sale Costs

The Company estimates and records provisions for warranties and other after-sale costs in the period in which the sale is recorded, based on a lag factor and historical warranty claim experience. After-sale costs represent a variety of activities outside of the written warranty policy, such as investigation of unanticipated issues after the customer has installed the product or analysis of water quality issues. Changes in the Company's warranty and after-sale costs reserve are as follows:

	Balance at beginning of year	Provision of acquired business	Net additions charged to earnings	Costs incurred	Balance at end of year
			(In thousands)		
2023	$ 9,606	$ 93	$ 9,759	$ (8,356)	$ 11,102
2022	12,868	-	5,624	(8,886)	9,606
2021	11,617	-	5,856	(4,605)	12,868

Research and Development

Research and development costs are charged to expense as incurred and amounted to $19.0 million in 2023, $15.8 million in 2022 and $14.7 million in 2021.

Healthcare

The Company estimates and records provisions for healthcare claims incurred but not reported, based on medical cost trend analysis, reviews of subsequent payments made and estimates of unbilled amounts.

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss at December 31, 2023 are as follows:

(In thousands)	Unrecognized pension and postretirement benefits		Foreign currency		Total	
Balance at beginning of period	$	994	$	(6,977)	$	(5,983)
Other comprehensive income before reclassifications		-		4,411		4,411
Amounts reclassified from accumulated other comprehensive income, net of tax of ($26)		(74)		-		(74)
Net current period other comprehensive loss, net of tax		(74)		4,411		4,337
Accumulated other comprehensive loss	$	920	$	(2,566)	$	(1,646)

Reclassifications out of accumulated other comprehensive income during 2023 were immaterial.

Components of accumulated other comprehensive income at December 31, 2022 are as follows:

(In thousands)	Unrecognized pension and postretirement benefits		Foreign currency		Total	
Balance at beginning of period	$	394	$	(258)	$	136
Other comprehensive loss before reclassifications		-		(6,719)		(6,719)
Amounts reclassified from accumulated other comprehensive income, net of tax of ($197)		600		-		600
Net current period other comprehensive loss, net of tax		600		(6,719)		(6,119)
Accumulated other comprehensive loss	$	994	$	(6,977)	$	(5,983)

Reclassifications out of accumulated other comprehensive income during 2022 were immaterial.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Measurements of Financial Instruments

The carrying amounts of cash and cash equivalents, receivables and payables in the financial statements approximate their fair values due to the short-term nature of these financial instruments. Included in other assets are insurance policies on various individuals who were associated with the Company. The carrying amounts of these insurance policies approximate their fair value.

Subsequent Events

The Company evaluates subsequent events at the date of the balance sheet as well as conditions that arise after the balance sheet date but before the financial statements are issued. The effects of conditions that existed at the balance sheet date are recognized in the financial statements. Events and conditions arising after the balance sheet date but before the financial statements are issued are evaluated to determine if disclosure is required to keep the financial statements from being misleading. To the extent such events and conditions exist, if any, disclosures are made regarding the nature of events and the estimated financial effects for those events and conditions. For purposes of preparing the accompanying consolidated financial statements and the notes to these financial statements, the Company evaluated subsequent events through the date the accompanying financial statements were issued.

Recently Adopted Accounting Pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, "Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities with Customers," which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, "Revenue from Contracts with Customers." The guidance is effective for fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2021-08 on January 1, 2023, the impact of which was not significant to the Company.

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which requires enhanced disclosures on segment expenses, interim segment disclosures, and requirements for entities operating under a single segment. The guidance is effective on a retrospective basis for fiscal years beginning after December 15, 2023 and interim periods beginning after January 1, 2025, early adoption is permitted. The Company is currently assessing the impact of this proposed change on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires additional disclosure associated with the effective tax rate reconciliation and payment of income taxes. The guidance is effective for fiscal years beginning after December 15, 2025 and will be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently assessing the impact of this proposed change on its consolidated financial statements.

Note 2   Common Stock

Common Stock

On April 28, 2023, at the Company's annual meeting of stockholders, the stockholders approved an amendment to the Restated Articles of Incorporation to increase the number of authorized shares of the Company's common stock, par value $1 per share, from 40,000,000 to 80,000,000 shares.

In February 2023, the Board authorized the repurchase of up to 200,000 shares of the Company's Common Stock through February 2026.

The authorized common stock of the Company consisted of 80,000,000 and 40,000,000 shares of common stock as of December 31, 2023 and 2022, respectively, $1 par value, of which 37,221,098 were issued and outstanding as of December 31, 2023 and 2022, respectively.

Note 3   Acquisitions

Acquisitions are accounted for under the purchase method, and accordingly, the results of operations were included in the Company's financial statements from the date of acquisition. The acquisitions did not have a material impact on the Company's consolidated financial statements or the notes thereto.

Effective January 1, 2023, the Company acquired 100% of the outstanding stock of Syrinix Ltd. ("Syrinix"), headquartered in the United Kingdom, a provider of high-frequency pressure monitoring and leak detection solutions.

The total purchase consideration for Syrinix, net of cash acquired, was $17.1 million. The Company's allocation of the purchase price at December 31, 2023 included $0.6 million of receivables, $0.7 million of inventories, $2.1 million of other assets, $7.7 million of intangible assets and $10.3 million of goodwill. The intangible assets acquired are primarily developed technology, customer relationships and trademarks with estimated average useful lives of 13 to 15 years. The Company also assumed $1.9 million of payables, $2.0 million of deferred income taxes and $0.4 million of other current and long-term liabilities as part of the acquisition. The allocation of the purchase price to the assets acquired was based upon the estimated fair values at the date of acquisition. As of December 31, 2023, the Company had completed its analysis for estimating the fair value of the assets acquired with no additional adjustments.

Note 4   Short-term Debt and Credit Lines

The Company did not have short-term debt at December 31, 2023 and 2022. On July 8, 2021, the Company entered into a new credit agreement, with a maturity date of July 8, 2026. The Company amended its credit agreement to modify the benchmark interest rate on January 20, 2023. The credit agreement includes a $150.0 million multi-currency line of credit that supports commercial paper (up to $100.0 million). The facility includes several features that enhance the Company's financial flexibility including an increase feature, acquisition holiday and favorable financial covenants. The Company was in compliance with all covenants as of December 31, 2023. The Company had $154.4 million of unused credit lines available at December 31, 2023.

Note 5   Stock Compensation

As of December 31, 2023, the Company has an Omnibus Incentive Plan under which 1,000,000 shares are reserved for restricted stock, performance shares and stock options grants for employees, as well as stock grants for directors. The plan was approved in 2021 and replaced all prior stock-based plans except for shares and options previously issued under those plans. As of December 31, 2023 and 2022 there were 909,688 and 938,147 shares, respectively, of the Company's Common Stock available for grant under the 2021 Omnibus Incentive Plan. The Company recognizes the cost of stock-based awards in net earnings for all of its stock-based compensation plans on a straight-line basis over the service period of the awards. The following sections describe the four types of grants in more detail.

Stock Options

The Company estimates the fair value of its option awards using the Black-Scholes option-pricing formula, and records compensation expense for stock options ratably over the stock option grant's vesting period. Stock option compensation expense recognized by the Company for the years ended December 31, 2023, 2022 and 2021 was $0.2 million, $0.3 million and $0.4 million, respectively. No new stock options were granted in 2023, 2022 and 2021.

The following table summarizes stock option activity for the three-year period ended December 31, 2023:

	Number of shares		Weighted-average exercise price
Options outstanding - December 31, 2020	316,194	$	37.75
Options exercised	(88,932)		22.89
Options outstanding - December 31, 2021	227,262	$	43.56
Options exercised	(25,986)		27.04
Options forfeited	(4,529)		60.82
Options outstanding - December 31, 2022	196,747	$	45.35
Options exercised	(30,433)		31.77
Options outstanding - December 31, 2023	166,314	$	47.83
Exercisable options —			
December 31, 2021	170,484	$	38.31
December 31, 2022	163,316		42.23
December 31, 2023	147,937		46.06

The weighted-average contractual life remaining for options outstanding as of December 31, 2023 was 3.8 years.

The following table summarizes the aggregate intrinsic value related to options exercised, outstanding and exercisable as of and for the years ended December 31:

	2023		2022		2021
			(In thousands)		
Exercised	$	3,919	$ 2,175	$	7,085
Outstanding		17,718	12,529		14,316
Exercisable		16,023	10,910		11,635

As of December 31, 2023, the unrecognized compensation expense related to stock options was approximately $0.2 million, which will be recognized over a weighted average period of 1.1 years. There were no anti-dilutive options in 2023 and 2022.

Director Stock Grant

Non-employee directors receive an annual stock award of the Company's Common Stock under the 2021 Omnibus Incentive Plan. The annual stock award for 2023 was $75,000. The Company values stock grants for directors at the closing price of the Company's stock on the day the grant was awarded. The Company records compensation expense for this plan in the period the grants are awarded. Director stock compensation expense recognized by the Company was $0.5 million in 2023, $0.5 million in 2022 and $0.3 million in 2021. As of December 31, 2023, there was no unrecognized compensation cost related to the director stock award.

Restricted Stock

The Company periodically issues nonvested shares of the Company's Common Stock to certain eligible employees. The Company values restricted stock on the closing price of the Company's stock on the day the grant was awarded. The Company records compensation expense for this plan ratably over the vesting periods. Restricted stock compensation expense recognized by the Company was $2.0 million in 2023, $1.6 million in 2022 and $1.4 million in 2021.

The fair value of nonvested shares is determined based on the market price of the shares on the grant date.

	Shares		Fair value per share
Nonvested at December 31, 2020	57,549	$	57.33
Granted	17,430		99.90
Vested	(16,528)		49.31
Forfeited	(1,384)		58.68
Nonvested at December 31, 2021	57,067	$	72.62
Granted	21,637		97.41
Vested	(23,302)		66.87
Forfeited	(4,327)		86.53
Nonvested at December 31, 2022	51,075	$	84.85
Granted	21,261		125.11
Vested	(30,408)		75.97
Forfeited	(836)		97.68
Nonvested at December 31, 2023	41,092	$	111.99

As of December 31, 2023, there was $2.8 million of unrecognized compensation cost related to nonvested restricted stock that is expected to be recognized over a weighted average period of 1.9 years.

Performance Share Units

The Company periodically issues performance share units to certain eligible employees. Recipients of performance share grants are eligible to receive shares of our common stock depending upon the level of our total adjusted return on invested capital (ROIC) and adjusted free cash flow conversion as measured over a three-year performance period. The number of shares earned for awards granted in 2021, 2022 and 2023 will range from 50% to 200% of the granted number of performance shares for the three-year performance period ending December 31, 2023, December 31, 2024, and December 31, 2025, respectively, and will vest, to the extent earned, in the fiscal quarter following the end of the applicable three-year performance period. Performance share compensation expense recognized by the Company was $2.5 million in 2023, $1.2 million in 2022 and $0.6 million in 2021.

A summary of performance share activity for the three years ended December 31 is as follows:

	Performance Shares		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2020	—	$	—
Granted	14,748		100.37
Adjustment for expected performance results	7,374		100.37
Nonvested at December 31, 2021	22,122	$	100.37
Granted	16,870		97.62
Adjustment for expected performance results	6,746		97.62
Forfeited	(2,892)		99.43
Nonvested at December 31, 2022	42,846	$	98.92
Granted	18,698		123.77
Adjustment for expected performance results	10,701		120.74
Nonvested at December 31, 2023	72,245	$	108.59

As of December 31, 2023, there was $3.5 million of unrecognized compensation cost related to nonvested performance share units that is expected to be realized over a weighted average period of 1.9 years.

Note 6   Commitments and Contingencies

Commitments

The Company makes commitments in the normal course of business. The Company rents equipment, vehicles and facilities under operating leases, some of which contain renewal options. Total rental expense charged to operations under all operating leases was $3.6 million in 2023, $3.5 million in 2022 and $3.1 million in 2021. The Company's lease commitments and future minimum lease payments are discussed in Note 12 "Leases."

Contingencies

In the normal course of business, the Company is named in legal proceedings. There are currently no material legal proceedings pending with respect to the Company.

The Company is subject to contingencies related to environmental laws and regulations. A future change in circumstances with respect to specific matters or with respect to sites formerly or currently owned or operated by the Company, off-site disposal locations used by the Company, and property owned by third parties that is near such sites, could result in future costs to the Company and such amounts could be material. Expenditures for compliance with environmental control provisions and regulations during 2023, 2022 and 2021 were not material.

The Company relies on single suppliers for most brass castings and certain resin and electronic subassemblies in several of its product lines. The Company believes these items would be available from other sources, but that the loss of certain suppliers could result in a higher cost of materials, delivery delays, short-term increases in inventory and higher quality control costs in the short term. The Company attempts to mitigate these risks by working closely with key suppliers, purchasing minimal amounts from alternative suppliers and by purchasing business interruption insurance where appropriate.

The Company reevaluates its exposures on a periodic basis and makes adjustments to reserves as appropriate.

Note 7   Employee Benefit Plans

The Company maintains supplemental non-qualified plans for certain officers and other key employees. The expense for these plans was not material for 2023, 2022 or 2021. The discount rate used to measure the net periodic pension cost was 5.09% for 2023, 2.61% for 2022 and 2.08% for 2021. The amount accrued was $0.8 million and $0.7 million as of December 31, 2023 and 2022, respectively.

The Company also maintains an Employee Savings and Stock Ownership Plan ("ESSOP") for the majority of the U.S. employees. The ESSOP includes a voluntary 401(k) savings plan that allows certain employees to defer up to 50% of their income on a pretax basis subject to limits on maximum amounts. The Company matches 25% of each employee's contribution, with the match percentage applying to a maximum of 7% of each employee's salary. Compensation expense was $1.2 million in 2023, $1.1 million in 2022 and $0.9 million in 2021.

The Company also contributes to a defined contribution feature within the ESSOP plan. Contributions are discretionary and are calculated as a percentage of eligible wages of the employee. Compensation expense under the defined contribution feature was $4.0 million in 2023, $3.7 million in 2022 and $3.1 million in 2021.

Other Postretirement Benefits

The Company also has a postretirement healthcare benefit plan that provides medical benefits for certain U.S. retirees and eligible dependents hired prior to November 1, 2004. Employees are eligible to receive postretirement healthcare benefits upon meeting certain age and service requirements. No employees hired after October 31, 2004 are eligible to receive these benefits. This plan requires employee contributions to offset benefit costs.

The following table sets forth the components of net periodic postretirement benefit cost for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(In thousands)		
Service cost, benefits attributed for service of active employees for the period	$ 72	$ 91	$ 104
Interest cost on the accumulated postretirement benefit obligation	206	119	99
Amortization of actuarial gain	(193)	(48)	-
Net periodic postretirement benefit cost	$ 85	$ 162	$ 203

The discount rate used to measure the net periodic postretirement benefit cost was 5.16% for 2023, 2.82% for 2022 and 2.45% for 2021. It is the Company's policy to fund healthcare benefits on a cash basis. Because the plan is unfunded, there are no plan assets. The following table provides a reconciliation of the projected benefit obligation at the Company's December 31 measurement date:

	2023	2022
	(In thousands)	
Benefit obligation at beginning of year	$ 4,244	$ 5,544
Service cost	72	91
Interest cost	206	119
Actuarial gain	(22)	(833)
Plan participants' contributions	543	600
Benefits paid	(1,121)	(1,277)
Benefit obligation, end of year	$ 3,922	$ 4,244

The amounts recognized in the Consolidated Balance Sheets at December 31 are:

	2023	2022
	(In thousands)	
Accrued compensation and employee benefits	$ 309	$ 328
Accrued non-pension postretirement benefits	3,613	3,916
Amounts recognized at December 31	$ 3,922	$ 4,244

The discount rate used to measure the accumulated postretirement benefit obligation was 4.96% for 2023 and 5.16% for 2022. The Company's discount rate assumptions for its postretirement benefit plan are based on the average yield of a hypothetical high quality bond portfolio with maturities that approximately match the estimated cash flow needs of the plan. Because the plan requires the Company to establish fixed Company contribution amounts for retiree healthcare benefits, future healthcare cost trends do not generally impact the Company's accruals or provisions.

Estimated future benefit payments of postretirement benefits, assuming increased cost sharing, expected to be paid in each of the next five years beginning with 2024 are $0.3 million through 2028, with an aggregate of $1.6 million for the five years thereafter. These amounts can vary significantly from year to year because the cost sharing estimates can vary from actual expenses as the Company is self-insured.

Amounts included in accumulated other comprehensive income, net of tax, at December 31, 2023 that have not yet been recognized in net periodic benefit cost are as follows:

	Pension plans	Other postretirement benefits
	(In thousands)	
Net actuarial loss (gain)	$ 48	$ (968)

Amounts included in accumulated other comprehensive income, net of tax, at December 31, 2023 expected to be recognized in net periodic benefit cost during the fiscal year ending December 31, 2024 are not expected to be material.

Note 8   Income Taxes

The Company is subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes and recording the related deferred tax assets and liabilities.

Details of earnings before income taxes are as follows:

	2023	2022	2021
	(In thousands)		
Domestic	$ 120,384	$ 83,680	$ 74,509
Foreign	1,582	4,037	4,114
Total	$ 121,966	$ 87,717	$ 78,623

The provision (benefit) for income taxes is as follows:

	2023	2022	2021
	(In thousands)		
Current:			
Federal	$ 29,629	$ 20,089	$ 15,299
State	8,147	4,720	3,556
Foreign	1,242	2,031	1,939
Deferred:			
Federal	(7,376)	(4,289)	(1,774)
State	(1,332)	(955)	(600)
Foreign	(942)	(375)	(681)
Total	$ 29,368	$ 21,221	$ 17,739

The provision for income tax differs from the amount that would be provided by applying the statutory U.S. corporate income tax rate in each year due to the following items:

	2023	2022	2021
	(In thousands)		
Provision at statutory rate	$ 25,613	$ 18,421	$ 16,511
State income taxes, net of federal tax benefit	5,236	2,938	2,288
Valuation allowance	(78)	571	168
Foreign - tax rate differential and other	340	388	606
Federal tax credits	(1,548)	(1,016)	(770)
Compensation subject to section 162(m)	930	693	685
Stock based compensation	(967)	(523)	(1,510)
Other	(158)	(251)	(239)
Actual provision	$ 29,368	$ 21,221	$ 17,739

The components of deferred income taxes as of December 31 are as follows:

	2023	2022
	(In thousands)	
Deferred tax assets:		
Reserve for receivables and inventory	$ 2,959	$ 2,972
Accrued compensation	4,069	2,209
Reserves and payables	2,509	2,340
Accrued post-retirement medical benefits	971	1,054
Net operating loss and credit carryforwards	4,948	2,827
Deferred compensation	1,269	1,139
Accrued qualified plan benefits	988	1,193
Accrued stock-based compensation	1,166	1,120
Deferred revenue	8,128	4,793
Operating lease liabilities	1,071	1,262
Research and development costs	5,744	2,625
Other	1,359	987
Total gross deferred tax assets	35,181	24,521
Less: valuation allowance	(2,683)	(2,690)
Total net deferred tax assets	32,498	21,831
Deferred tax liabilities:		
Property, plant and equipment	4,323	4,454
Intangible assets	8,361	7,247
Prepaids	394	238
Operating lease assets	1,020	1,258
Other	746	525
Total deferred tax liabilities	14,844	13,722
Net deferred tax assets	$ 17,654	$ 8,109

As of December 31, 2023, the Company had U.S. federal net operating loss carryforwards of approximately $2.8 million, U.S. state net operating loss carryforwards of approximately $2.0 million, and foreign net operating loss carryforwards of approximately $13.7 million, of which $13.5 million have an unlimited carryforward period. The Company's tax credit carryforward of $0.6 million relates to state specific tax credits that the Company expects to fully utilize in future tax periods. The Company has recorded a full valuation allowance against certain deferred tax assets which are not likely to be realized. The valuation allowance relates primarily to foreign net operating loss carryforwards.

In 2021, the Organization for Economic Cooperation and Development ("OEDC") released Pillar Two Global Anti-Base Erosion model rules, designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. The OECD continues to release guidance and countries are implementing legislation to adopt these rules, which are expected to be effective for accounting periods beginning on or after December 31, 2023. The United States has not yet enacted legislation implementing Pillar Two. The Company is continuing to evaluate the Pillar Two rules and their potential impact on future periods. Based on existing proposed rules, the Company does not meet the revenue requirements for the Pillar Two rules to apply. As a result, the Company does not expect the rules to have a material impact on its effective tax rate.

In general, it is the Company's practice and intention to reinvest earnings of its non-U.S. subsidiaries in those operations. As of December 31, 2023, the Company has not made a provision for incremental U.S. income taxes or additional foreign withholding taxes on approximately $15.8 million of such undistributed earnings, $14.4 million of which was previously subject to U.S. tax that is deemed indefinitely reinvested.

Changes in the Company's gross liability for unrecognized tax benefits, excluding interest and penalties, were as follows:

	2023		2022
		(In thousands)	
Balance at beginning of year	$ 1,039	$	1,172
Increases (reductions) in unrecognized tax benefits as a result of positions taken during the prior year	84		(89)
Increases in unrecognized tax benefits as a result of positions taken during the current year	485		231
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(213)		(275)
Balance at end of year	$ 1,395	$	1,039

The Company does not expect a significant increase or decrease to the total amount of unrecognized tax benefits during the next twelve months. To the extent these unrecognized tax benefits are ultimately recognized, they will impact the effective tax rate. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years prior to 2020, and, with few exceptions, state and local income tax examinations by tax authorities for years prior to 2019. The Company's policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as operating expenses. Accrued interest was approximately $0.1 million at both December 31, 2023 and 2022 and there were no penalties accrued in either year.

Note 9   Industry Segment and Geographic Areas

The Company is an innovator, manufacturer, marketer and distributor of products incorporating flow measurement, control, quality and communication solutions, which comprise one reportable segment. The Company manages and evaluates its operations as one segment primarily due to similarities in the nature of the products, production processes, customers and methods of distribution.

Information regarding revenues by geographic area is as follows:

	2023	2022	2021
		(In thousands)	
Revenues:			
United States	$ 621,166	$ 491,683	$ 432,188
Foreign:			
Asia	13,545	14,995	16,736
Canada	12,958	12,768	11,867
Europe	39,106	28,718	30,359
Mexico	4,258	3,931	5,110
Middle East	10,381	9,286	7,176
Other	2,178	4,187	1,762
Total	$ 703,592	$ 565,568	$ 505,198

Information regarding assets by geographic area is as follows:

		2023		2022
		(In thousands)		
Long-lived assets:				
United States	$	43,882	$	43,182
Foreign:				
Europe		12,807		12,923
Mexico		17,189		17,437
Total	$	73,878	$	73,542

		2023		2022
		(In thousands)		
Total assets:				
United States	$	550,018	$	466,697
Foreign:				
Europe		140,999		113,945
Mexico		25,902		22,405
Total	$	716,919	$	603,047

Note 10   Unaudited: Quarterly Results of Operations, Common Stock Price and Dividends

The Company's Common Stock is listed on the New York Stock Exchange under the symbol BMI. Earnings per share are computed independently for each quarter. As such, the annual per share amount may not equal the sum of the quarterly amounts due to rounding. The Company currently anticipates continuing to pay cash dividends. Shareholders of record as of December 31, 2023 and 2022 totaled 560. Voting trusts and street name shareholders are counted as single shareholders for this purpose.

			Quarter ended					
		March 31		June 30		September 30		December 31
		(In thousands, except per share data)						
2023								
Net sales	$	159,101	$	175,858	$	186,193	$	182,440
Gross margin		62,816		69,434		72,723		71,465
Net earnings		19,415		22,493		25,969		24,721
Earnings per share:								
Basic	$	0.66	$	0.77	$	0.89	$	0.84
Diluted		0.66		0.76		0.88		0.84
Dividends declared		0.23		0.23		0.27		0.27
Stock price:								
High	$	124.35	$	156.15	$	170.86	$	158.47
Low		103.93		117.53		138.71		134.06
Quarter-end close		121.82		147.56		143.87		154.37
2022								
Net sales	$	132,402	$	137,833	$	148,009	$	147,324
Gross margin		50,723		54,760		57,522		56,965
Net earnings		14,360		16,664		17,933		17,539
Earnings per share:								
Basic	$	0.49	$	0.57	$	0.61	$	0.60
Diluted		0.49		0.57		0.61		0.60
Dividends declared		0.20		0.20		0.23		0.23
Stock price:								
High	$	108.76	$	102.67	$	103.30	$	120.54
Low		85.55		73.20		76.88		88.16
Quarter-end close		99.71		80.89		92.39		109.03

Note 11   Revenue Recognition

Revenue for sales of products and services is derived from contracts with customers. The products and services promised in contracts include the sale of utility water and flow instrumentation products, such as flow meters and radios, quality sensing equipment, software access and other ancillary services. Contracts generally state the terms of sale, including the description, quantity and price of each product or service. Since the customer typically agrees to a stated rate and price in the contract that does not vary over the life of the contract, the majority of the Company's contracts do not contain variable consideration. The Company establishes a provision for estimated warranty and returns as well as certain after sale costs as discussed in Note 1 "Summary of Significant Accounting Policies."

The Company disaggregates revenue from contracts with customers into geographical regions and by the timing of when goods and services are transferred. The Company determined that disaggregating revenue into these categories depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by regional economic factors. Information regarding revenues disaggregated by geographic area is disclosed in Note 9 "Industry Segment and Geographic Areas."

Information regarding revenues disaggregated by the timing of when goods and services are transferred is as follows for the years ended December 31:

	2023		2022	
	(In thousands)			
Revenue recognized over time	$ 44,317	6.3%	$ 35,695	6.3%
Revenue recognized at a point in time	659,275	93.7%	529,873	93.7%
Total	$ 703,592	100.0%	$ 565,568	100.0%

The Company performs its obligations under a contract by shipping products or performing services in exchange for consideration. The Company typically invoices its customers as soon as control of an asset is transferred and a receivable to the Company is established. The Company, however, recognizes a contract liability when a customer prepays for goods or services and the Company has not transferred control of the goods or services.

The Company's receivables and contract liabilities are as follows at the years ended December 31 are as follows:

	2023	2022
	(In thousands)	
Receivables	$ 83,507	$ 76,651
Contract liabilities	59,970	40,700

Contract liabilities are included in payables and long-term deferred revenue on the Company's Consolidated Balance Sheet. The balance of contract assets was immaterial as the Company did not have a significant amount of uninvoiced receivables at December 31, 2023 and 2022.

A performance obligation in a contract is a promise to transfer a distinct good or service to the customer. At contract inception, the Company assesses the products and services promised in its contracts with customers. The Company then identifies performance obligations to transfer distinct products or services to the customer. In order to identify performance obligations, the Company considers all of the products or services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.

The Company's performance obligations are satisfied at a point in time or over time as work progresses. The majority of the Company's revenue recognized at a point in time is for the sale of utility and flow instrumentation products. Revenue from these contracts is recognized when the customer is able to direct the use of and obtain substantially all of the benefits from the product, which generally coincides with title transfer during the shipping process. The majority of the Company's revenue that is recognized over time relates to the BEACON software as a service ("SaaS").

The Company records revenue for BEACON SaaS revenue over time as the customer benefits from the use of the Company's software. Control of an asset is therefore transferred to the customer over time and the Company will recognize revenue for BEACON SaaS as service units are used by the customer.

Revenue is recorded for various ancillary services, such as project management and training, over time as the customer benefits from the services provided. The majority of this revenue will be recognized equally throughout the contract period as the customer receives benefits from the Company's promise to provide such services. If the service is not provided evenly over the contract period, revenue will be recognized by the associated input/output method that best measures the progress towards contract completion.

As of December 31, 2023, the Company had certain contracts with unsatisfied performance obligations. For contracts recorded as long-term liabilities, $60.0 million was the aggregate amount of the transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of the end of the reporting period. The Company estimates that revenue recognized from satisfying those performance obligations will be approximately $10.2 million in 2024, $6.8 million in 2025, $5.8 million in 2026, $5.1 million in 2027, $4.2 million in 2028 and $27.9 million thereafter.

The Company also has contracts that include both the sale and installation of flow meters as performance obligations. In those cases, the Company records revenue for installed flow meters at the point in time when the flow meters have been accepted by the customer. The customer cannot control the use of and obtain substantially all of the benefits from the equipment until the customer has accepted the installed product. Therefore, for both the flow meter and the related installation, the Company has concluded that control is transferred to the customer upon customer acceptance of the installed flow meter. In addition, the Company has a variety of ancillary revenue streams which are minor. The types and composition of the Company's revenue streams did not materially change during the year ended December 31, 2023.

The transaction price for a contract is allocated to each distinct performance obligation and recognized as revenue when, or as, each performance obligation is satisfied. For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct good or service in a contract. The primary method used to estimate standalone selling price is the observable price when the good or service is sold separately in similar circumstances and to similar customers. If standalone selling price is not directly observable, it is estimated using either a market adjustment or cost plus margin approach.

The recording of assets recognized from the costs to obtain and fulfill customer contracts primarily relate to the deferral of sales commissions and network service contracts on the Company's BEACON software arrangements. The Company's costs incurred to obtain or fulfill a contract with a customer are amortized over the period of benefit of the related revenue. The Company expenses any costs incurred immediately when the amortization period would be one year or less. These costs are recorded within selling, engineering and administration expenses.

For the year ended December 31, 2023 and 2022, the Company elected the following practical expedients:

In accordance with Subtopic 340-40 "Other Assets and Deferred Costs - Contracts with Customers," the Company elected to expense the incremental costs of obtaining a contract when the amortization period for such contracts would have been one year or less. The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, and contracts for which it has the right to invoice for services performed.

The Company has made an accounting policy election to exclude all taxes by governmental authorities from the measurement of the transaction price.

Note 12   Leases

The Company rents facilities, equipment and vehicles under operating leases, some of which contain renewal options. Upon inception of a rent agreement, the Company determines whether the arrangement contains a lease based on the unique conditions present. Leases that have a term over a year are recognized on the balance sheet as right-of-use assets and lease liabilities. Right-of-use assets are included in other assets on the Company's Consolidated Balance Sheet. Lease liabilities are included in other current liabilities and other long-term liabilities on the Company's Consolidated Balance Sheet. Information regarding the Company's right-of-use assets and the corresponding lease liabilities at the years ended December 31 is as follows:

	December 31, 2023		December 31, 2022
	(In thousands)		
Right-of-use assets	$	5,522	$	6,533
Lease liabilities		5,758		6,792

The Company's operating lease agreements have lease and non-lease components that require payments for common area maintenance, property taxes and insurance. The Company has elected to account for both lease and non-lease components as one lease component. The fixed and in-substance fixed consideration in the Company's rent agreements constitute operating lease expense that is included in the capitalized right-of-use assets and lease liabilities. The variable and short-term lease expense payments are not included in the present value of the right-of use-assets and lease liabilities on the Consolidated Balance Sheet. The Company's rent expense for the years ended December 31 is as follows:

	2023		2022
	(In thousands)		
Operating lease expense	$	3,406	$	3,447
Variable and short-term lease expense		192		76
Rent expense	$	3,598	$	3,523

The Company records right-of-use assets and lease liabilities based upon the present value of lease payments over the expected lease term. The Company's lease agreements typically do not have implicit interest rates that are readily determinable. As a result, the Company utilizes an incremental borrowing rate that would be incurred to borrow on a collateralized basis over a similar term in a comparable economic environment. As of December 31, 2023 and 2022, the remaining lease term on the Company's leases was 5.3 years. As of December 31, 2023 and 2022, the discount rate was 5.0%. The future minimum lease payments to be paid under operating leases are as follows:

	December 31, 2023
	(In thousands)
2024	$ 2,552
2025	1,964
2026	837
2027	225
2028	129
Thereafter	942
Total future lease payments	6,649
Present value adjustment	(891)
Present value of future lease payments	$ 5,758

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the Company's management evaluated, with the participation of the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President - Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the year ended December 31, 2023. Based upon their evaluation of these disclosure controls and procedures, the Company's Chairman, President and Chief Executive Officer and the Company's Senior Vice President - Chief Financial Officer concluded that, as of the date of such evaluation, the Company's disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this 2023 Annual Report on Form 10-K under the heading "Management's Annual Report on Internal Control over Financial Reporting."

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The attestation report required under this Item 9A is contained in Item 8 of this 2023 Annual Report on Form 10-K under the heading "Report of Independent Registered Public Accounting Firm."

ITEM 9B.   OTHER INFORMATION

During the fourth quarter of 2023, none of our directors or executive officers adopted or terminated any "Rule 10b5-1 trading arrangement" or non-Rule 10b-1 trading arrangement (as each term is defined in Item 408(a) of Regulation S-K).

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item with respect to directors is included under the headings "Nomination and Election of Directors" and in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 26, 2024 and is incorporated herein by reference.

Information concerning the executive officers of the Company is included in Part I, Item 1 of this 2023 Annual Report on Form 10-K under the heading "Information about the Company's Executive Officers."

The Company has adopted the Badger Meter, Inc. Code of Conduct for Financial Executives that applies to the Company's Chairman, President and Chief Executive Officer, the Company's Senior Vice President - Chief Financial Officer and other persons performing similar functions. A copy of the Badger Meter, Inc. Code of Conduct for Financial Executives is posted on the Company's website at www.badgermeter.com. The Badger Meter, Inc. Code of Conduct for Financial Executives is also available in print to any shareholder who requests it in writing from the Secretary of the Company. The Company satisfies the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Badger Meter, Inc. Code of Conduct for Financial Executives by posting such information on the Company's website at www.badgermeter.com.

The Company is not including the information contained on its website as part of, or incorporating it by reference into, this 2023 Annual Report on Form 10-K.

ITEM 11.   EXECUTIVE COMPENSATION

Information required by this Item is included under the headings "Executive Compensation," "Compensation Committee Interlocks and Insider Participation", "CEO Pay Ratio" and "Pay Versus Performance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 26, 2024, and is incorporated herein by reference; provided, however, that the information under the subsection "Executive Compensation - Compensation Committee Report" is not deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C under the Exchange Act or to be the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent it is specifically incorporated by reference into such a filing.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is included under the headings "Stock Ownership of Beneficial Owners," "Stock Ownership of Management" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 26, 2024 and is incorporated herein by reference.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is included under the headings "Related Person Transactions" and "Nomination and Election of Directors - Independence, Committees, Meetings and Attendance" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 26, 2024, and is incorporated herein by reference.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is included under the heading "Principal Accounting Firm Fees" in the Company's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 26, 2024, and is incorporated herein by reference.


PART IV


ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as part of this Annual Report on Form 10-K:
1. Financial Statements. See the financial statements included in Part II, Item 8 "Financial Statements and Data" in this 2023 Annual Report on Form 10-K, under the headings "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Comprehensive Income," "Consolidated Statements of Cash Flows" and "Consolidated Statements of Shareholders' Equity."
2. Financial Statement Schedules. Financial statement schedules are omitted because the information required in these schedules is included in the Notes to Consolidated Financial Statements.
3. Exhibits. The exhibits listed in the following Exhibit Index are filed as part of this 2023 Annual Report on Form 10-K that is incorporated herein by reference.

ITEM 16.   FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 16, 2024.

BADGER METER, INC.

By: /s/   Kenneth C. Bockhorst
      Kenneth C. Bockhorst
      Chairman, President and Chief
      Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 16, 2024.

Name	Title
/s/ Kenneth C. Bockhorst Kenneth C. Bockhorst	Chairman, President and Chief Executive Officer and Director (Principal executive officer)
/s/ Robert A. Wrocklage Robert A. Wrocklage	Senior Vice President — Chief Financial Officer (Principal financial officer)
/s/ Daniel R. Weltzien Daniel R. Weltzien	Vice President — Controller (Principal accounting officer)
/s/ Todd A. Adams Todd A. Adams	Director
/s/ Henry F. Brooks Henry F. Brooks	Director
/s/ Melanie K. Cook Melanie K. Cook	Director
/s/ Xia Liu Xia Liu	Director
/s/ James W. McGill James W. McGill	Director
/s/ Tessa M. Myers Tessa M. Myers	Director
/s/ James F. Stern James F. Stern	Director
/s/ Glen E. Tellock Glen E. Tellock	Director

BADGER METER, INC.

RECONCILIATION OF NON-GAAP PERFORMANCE MEASURES TO GAAP PERFORMANCE MEASURES
(in thousands, except share and earnings per share data)

	2023	2022	2021	2020	2019
Net earnings (GAAP measure)	$92,598	$66,496	$60,884	$49,343	$47,177
Interest (income) expense, net	(4,047)	(552)	(20)	30	253
Provision for income taxes	29,368	21,221	17,739	15,638	14,430
Depreciation	10,937	11,090	11,291	12,253	11,569
Amortization	17,173	15,151	16,571	12,963	12,577
EBITDA	$146,029	$113,406	$106,465	$90,227	$86,006
Net Sales	$703,592	$565,568	$505,198	$425,544	$424,625
EBITDA %	20.8%	20.1%	21.1%	21.2%	20.3%
Cash provided by operations (GAAP measure)	$110,117	$82,451	$87,510	$89,578	$80,714
Capital expenditures	(12,003)	(5,891)	(6,746)	(9,059)	(7,496)
Free cash flow	$98,114	$76,560	$80,764	$80,519	$73,218
Free cash flow	$98,114	$76,560	$80,764	$80,519	$73,218
Net earnings (GAAP measure)	$92,598	$66,496	$60,884	$49,343	$47,177
Free cash flow conversion	106%	115%	133%	163%	155%

CORPORATE INFORMATION

BOARD OF DIRECTORS

Todd A. Adams[2]
Chairman, President and Chief Executive Officer, Zurn Elkay Water Solutions

Kenneth C. Bockhorst
Chairman, President and Chief Executive Officer, Badger Meter, Inc.

Henry F. Brooks[2]
President – Power and Controls, Collins Aerospace

Melanie K. Cook[1]
Retired Executive, GE Appliances

Xia Liu[1]
Executive Vice President and Chief Financial Officer, WEC Energy Group

James W. McGill[2, 3]
Retired Executive, Eaton Corporation

Tessa M. Meyers[1, 3]
Senior Vice President – Intelligent Devices, Rockwell Automation

James F. Stern[1, 3]
Executive Vice President, General Counsel and Secretary, A. O. Smith Corporation

Glen E. Tellock (Lead Director)[2, 3]
Retired Chief Executive Officer, Lakeside Foods

Committees of the Board:
1. Audit and Compliance
2. Compensation and Human Resources
3. Corporate Governance and Sustainability

EXECUTIVE OFFICERS

Kenneth C. Bockhorst
Chairman, President and Chief Executive Officer

Karen M. Bauer
Vice President – Investor Relations, Corporate Strategy and Treasurer

Fred J. Begale
Vice President – Engineering

William R.A. Bergum
Vice President – General Counsel and Secretary

Sheryl L. Hopkins
Vice President – Human Resources

Richard Htwe
Vice President – Global Operations

Lars Bo Kristensen
Vice President – Global Flow Instrumentation and International Utility Water

Kimberly K. Stoll
Vice President – Sales and Marketing

Matthew L. Stuyvenberg
Vice President – Software and Water Quality

Daniel R. Weltzien
Vice President – Controller

Robert A. Wrocklage
Senior Vice President – Chief Financial Officer

OTHER

Badger Meter, Inc. Headquarters
4545 West Brown Deer Road
P.O. Box 245036
Milwaukee, Wisconsin 53224-9536
(414) 355-0400
www.badgermeter.com

Independent Registered Public Accounting Firm
Ernst & Young, LLP, Milwaukee, Wisconsin

Transfer Agent
Equiniti Trust Company, LLC
P.O. Box 500, Newark, NJ
(877) 248-6415
www.equiniti.com

Listing of Common Stock
New York Stock Exchange; Symbol – BMI

Form 10-K Report/Shareholder Information
The 2023 Form 10-K annual report (without exhibits) as filed with the Securities and Exchange Commission, is included in this report. Shareholder information, including news releases and Form 10-K, are available on the company's website: www.badgermeter.com.

Forward Looking Statements
Any forward looking statements contained in this document are subject to various risks and uncertainties, the most important of which are outlined in the Form 10-K.

Trademarks
Trademarks appearing in this document are the property of their respective entities.

Investor Relations
Financial analysts and investors should direct inquires to:
Karen Bauer
Vice President – Investor Relations, Corporate Strategy and Treasurer
kbauer@badgermeter.com
(414) 371-7276

Badger Meter

4545 West Brown Deer Road
Milwaukee, Wisconsin 53223
www.badgermeter.com